SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUER UNDER SECTION 12 (b) OR
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                          AMERICAN FIRE RETARDANT CORP.
                   -------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


          NEVADA                                            88-0386245
---------------------------                            -------------------------
(State of other Jurisdiction of                        (I.R.S. Employer
Incorporation of Organization)                          Identification Number)

                                     0-26261
                                   -----------
                                 (SEC File No.)

9337 Bond Avenue, El Cajon, California                      92021
--------------------------------------------------------------------------------
(Address of principal offices)                           (Zip Code)


Registrant's Telephone Number, Including Area Code:         (619) 390-6888
                                                       -------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, 0.001 Par Value
                          -----------------------------
                                (Title of Class)

DOCUMENTS INCORPORATED BY REFERENCE: See Exhibit Index herein.

                                    PART I.
Item 1.  Description of Business
--------------------------------

(a) Business Development.

     American Fire Retardant Corporation, a Nevada corporation, ("American Fire" or the "Company") is a fire protection company that specializes in fire prevention and fire containment. The Company is in the business of developing, manufacturing and marketing a line of interior and exterior fire retardant chemicals and provides fire resistive finishing services through the Company's "Textile Processing Center" for commercial users. The Company also designs new technology for future fire resistive applications that are being mandated by local, state and governmental agencies and is active in the construction industry as sub-contractors for fire stop and fire film installations.

     The Company  originally  commenced  operations as American  Fire  Retardant
Corporation, a corporation organized under the laws of the State of Florida ("AFRC Florida") on November 20, 1992.

     On June 1, 1993, the Board of Directors of AFRC Florida unanimously agreed to incorporate in the State of Louisiana, as a separate and distinct entity having the same shareholders as AFRC Florida.

     On  June  29,  1993,  American  Fire  Retardant  Corporation,  a  Louisiana
corporation  ("AFRC  Louisiana")  was  formed.   AFRC  Louisiana  was  initially
authorized to issue a total of 1,000 shares of common stock, without par value.

     On March 4, 1994, AFRC Florida qualified to do business in the State of California under the name American Fire Retardant Corporation.

     In August 1994, the facility operated in Florida by AFRC Florida was closed, but continued to maintain its good standing status within the State of Florida.

     On April 7, 1995, a group of individuals doing business as the MCM Group, comprised of Thomas Mahoney, James Mahoney and Richard Mahoney, none of which were affiliated with the Company, proposed to raise capital for AFRC Louisiana. The MCM Group, as consultants and as placement agent for the Company, arranged for the sale of 152,291 post-reverse split adjusted shares of the Common Stock of AFRC Louisiana, to Firepro Corporation of America, a Nevada corporation, in consideration of $12,500, which shares represented 12.18% of the issued and outstanding shares of AFRC Louisiana at that time.

     The MCM Group as consultants to AFRC Louisiana advised the Company to form a Wyoming corporation and reincorporate in the State of Wyoming. On June 15, 1995, by unanimous consent of the shareholders of AFRC Louisiana, AFRC Louisiana approved the formation of a new corporation in the State of Wyoming under the name American Fire Retardant Corporation.


     On July 24, 1995, American Fire Retardant Corporation, a Wyoming corporation ("AFRC Wyoming"), was incorporated. Upon the formation of AFRC Wyoming, AFRC Wyoming acquired all the issued and outstanding shares from the shareholders of AFRC Florida and AFRC Louisiana, in exchange for newly issued shares of AFRC Wyoming, whereby AFRC Florida and AFRC Louisiana became wholly owned subsidiaries of AFRC Wyoming.

     On July 25, 1995, AFRC Wyoming undertook a private placement under which the MCM Group, as consultant and as the placement agent for AFRC Wyoming, proposed to raise a total of $500,000 through the sale of 83,333 post-reverse split adjusted shares of the Common Stock of AFRC Wyoming. As part of the private placement, the AFRC Wyoming Shareholders agreed to cancel and deliver back to the Company up to 42,875 post-reverse split adjusted shares. Based on the pro rata amount of funds raised by the MCM Group, these shares were to be delivered to new investors as an incentive to help the Company obtain necessary funding.

     Between July 1995 and November 1995, The MCM Group raised a total of $155,000 through the sale of 25,833 of the authorized by unissued post-reverse split adjusted shares of AFRC Wyoming Common stock to the following individuals:


                                            Price per
Name                       Investment        Share            Shares
--------------------------------------------------------------------------------------------------------
John H. Smith Jr.          $100,000         $6.00             16,667 post-reverse split adjusted shares
Thomas W. Fell Jr.         $ 25,000         $6.00             4,167 post-reverse split adjusted shares
Martin A. Chase            $ 10,000         $6.00             1,667 post-reverse split adjusted shares
Robert L. Gipe             $ 10,000         $6.00             1,666 post-reverse split adjusted shares
John Elizalde              $ 10,000         $6.00             1,666 post-reverse split adjusted shares

     Because AFRC Wyoming and the MCM Group was having difficulty raising capital under the private placement and AFRC Wyoming was in need of capital, in order to secure a $100,000 investment by John H. Smith, Jr., the AFRC Wyoming shareholders as a group agreed to and did, for the benefit of the Company, transfer a total of 25,000 post-reverse split adjusted shares of Common Stock owned by them directly to Mr. Smith as an incentive to Mr. Smith for making the $100,000 investment in the Company. Mr. Smith did make the investment with all $100,000 being received by the Company. The shareholders received none of the $100,000.

     The private placement was terminated by AFRC Wyoming on December 15, 1995 on the grounds that the MCM Group had not produced the desired results. AFRC Wyoming issued 152,291 post-reverse split shares of its common stock for Firepro Corp in exchange for Firpro's 152,291 shares of AFRC Louisiana. AFRC Wyoming issued 25,822 post-reverse split shares to investors in the July 25, 1995 private placement. Thus in its reincorporated status, AFRC Wyoming issued 178,125 post-reverse split adjusted shares and further transferred to John H. Smith, Jr., 25,000 post-reverse split shares as detailed above.

     Pursuant to the terms of the private placement and the agreement between AFRC Wyoming and the MCM Group, AFRC paid the MCM Group $24,000 representing their commission and expenses under the private placement.

     In January 1998, the company began to develop a restructuring plan for the Company which included the assessment of the jurisdictions where the Company conducted business and where the Company intended to pursue additional business, and the appropriate jurisdiction for the domicile of the Company. The Company determined that because the company was not conducting any business in the State of Wyoming and was conducting business in the State of Nevada, and intended on pursuing further business activities in the state of Nevada which had favorable and flexible corporate laws, that as part of the Company's restructuring plans, it was in the best interest of the Company and its shareholders, as part of the consolidation of its subsidiaries and the Company's restructuring, to reincorporate and change its domicile from the State of Wyoming to the State of Nevada.

     Accordingly, in January 1998, as part of the plan restructuring and change of the domicile of the Company, AFRC Wyoming formed American Fire Retardant Corp., a Nevada corporation ("AFRC Nevada"), the present Company. AFRC Nevada is authorized to issue a total of 25,000,000 shares of common stock, $0.001 par value. A copy of the Articles of Incorporation as filed with the Secretary of State of Nevada are attached hereto and incorporated herein by reference. See
Exhibit Index.

     The Board of Directors of AFRC Wyoming unanimously resolved on September 3, 1998 to effect a one-for-twelve (1-for-12) reverse stock split of all issued and outstanding shares of the common stock of the Company as of September 1, 1998. At a special meeting of the shareholders of the Company held on September 29, 1998, the shareholders approved the reverse stock split.

     On March 17, 1999, at a special meeting of the shareholders of the Company, the shareholders authorized the restructuring of the Company to simplify its corporate structure by:

(1) Merging its wholly owned subsidiary, AFRC Louisiana into AFRC Wyoming, whereupon the separate corporate existence of AFRC Louisiana would cease; and

(2) Merging its wholly owned subsidiary, AFRC Florida into AFRC Wyoming, whereupon the separate corporate existence of AFRC Florida would cease;

     The shareholders further authorized the Company to change its domicile to the state of Nevada through the merger of AFRC Wyoming with and into AFRC Nevada, with no change in the nature of the business or management of the Company and no dilution to the shareholders or change in the shareholdings of the Company.

     The Merger of AFRC Louisiana, with and into its parent AFRC Wyoming was completed on March 25, 1999. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See
Exhibit Index, Part III.

     The Merger of AFRC Florida, with and into its parent AFRC Wyoming was completed on March 25, 1999. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See
Exhibit Index, Part III.

     On March 31, 1999, as the final step of the restructuring of the Company, the merger of AFRC Wyoming, the parent with and into AFRC Nevada, for the sole purpose of changing the domicile of the Company from that of Wyoming to Nevada was completed. A copy of the Articles of Merger and Plan of Reorganization are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     On April 6, 1999, the Company applied for qualification as a foreign corporation in the State of Mississippi. A copy of the Application for Certificate of Authority whereby the Company qualified to do business in the State of Mississippi is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 14, 1999, the Company qualified as a foreign corporation in the State of Florida. A copy of the Application by Foreign Corporation for Authorization to Transact Business in Florida whereby the Company qualified to do business in the State of Florida is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 15, 1999, the Company qualified as a foreign corporation in the State of Louisiana. A copy of the Application for Certificate of Authority to Transact Business in Louisiana whereby the Company qualified to do business in the State of Louisiana is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On April 20, 1999, the Company qualified as a foreign corporation in the State of California. A copy of the Statement and Designation by Foreign Corporation whereby the Company qualified to do business in the State of California is attached hereto and is incorporated herein by this reference. See
Exhibit Index, Part III.

     On April 21, 1999, the Company qualified as a foreign corporation in the State of Colorado. A copy of the Application for Authority whereby the Company qualified to do business in the State of Colorado is attached hereto and is incorporated herein by this reference. See Exhibit Index, Part III.

     On June 1, 1999, the Company by written consent of its shareholders, Restated the By-laws of the Company. A copy of the Restated By-laws of the Company are attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

(b) Business of issuer

     (1) Principal products, services and markets for the Company.

     The Company's initial product, which has now become obsolete and is not utilized or sold, was developed in 1979 by P.T.E. Industries. In March of 1988, Stephen F. Owens began his employment with P.T.E. Industries as Vice President in charge of sales and marketing. In late 1991, the president and founder of P.T.E. Industries, retired and granted Stephen F. Owens the right to market this product. In 1992, AFRC Florida was incorporated and the Company began to develop new formulations that safely and effectively inhibit combustion and flame propagation in a wide variety of textile fabrics. In 1993 the Company began to expand in the field of fire retarding textile fabrics for both industrial and commercial applications in the market place.

     In September 1993, the Company expanded its operation to the West Coast through the acquisition of the assets of San Diego Flame proofing, for the contract fee of $30,000.00, which was paid in 12 monthly installments of

$2,500.00 each. This asset purchase allowed the Company to establish an existing base of operations in order to take advantage of the California market place and stringent fire code enforcement.

     In 1995, the Company entered into the field of fire stop systems in the construction industry, while establishing its credibility with the fire service and increasing the Company's client base. In October 1995, the Company purchased the assets of "Fabric Protection", a fire resistive fabric company in Huntington Beach, California for a contract fee of $40,000.00, with $5,000.00 down and balance paid in 13 installments of $2,692.00.

     In November 1998, the Company purchased the formulation 238, an exterior fire retardant compound for the contract fee of $45,000.00, with $20,000 down and balance paid in 5 installments of $5,000.00.

     At the Company's inception, numerous products were created from the Company's own research and development. The Company does not presently have an active research and development department.

                            KEY PRODUCTS AND SERVICES
                            --------------------------

     The Company offers a wide range of products and services. The Company is actively engaged in the following operations, which are divided into three areas of sales income:

          (1) Manufacturer of Fire Retardant Chemicals and Coatings. The Company has several proprietary formulations. Raw materials are ordered from several supply sources such as B. F. Goodrich, Van Waters & Rogers, and Albright & Wilson. The formulation of these various chemicals produce fire retardant chemicals for resale. These same formulations are used in the textile processing described next.

          (2) Textile Processing Center for Fire Resistive Fabrics. The Company applies fire retardant chemicals to fabrics for commercial customers. The company's main clients are purchasing agents who are hired by major hotel chains to assist the hotels as "buyers" during new construction or refurbishing. Because of the fire standards & codes that are enforced through city ordinances, it is mandatory for fabrics such as upholstery and drapes to meet flammability requirements when installed in publicly used buildings. The clients fabrics are shipped to the Company's business location where the fabrics are processed to meet the necessary flammability standards and then shipped to the clients desired location.

          (3) Firestop and Firefilm Installation. The Company is recognized by the State Contractors Board of California as a subcontractor in the field of Fireproofing - California License #729794. Firestop and Fire Film is a service the company offers in the new and retrofit construction industry.

Chemicals
---------

     The Company's chemical sales have not proceeded as fast as they could because the Company's attention has been directed to handling the rapid increase in fire stop and fire film sales discussed below. The central core of the Company has always been the chemical area of operations with the focus on the manufacturing, marketing and distribution of the Company's current product lines. Chemicals consists of two different classes:

     (i) Company owned where the Company is the owner of several formulations (both proprietary and patented) that the company manufactures and markets; and

     (ii) non-exclusive marketed products where the Company has agreements to market several fire retardant products that are owned by other entities, on a non-exclusive basis.

     Chemical Applications
     ---------------------

     1.  Textiles--In House Processing.

     Since 1993, the Company has been successfully treating a wide variety of fabrics, and has become technical consultants in the field of topically treated yard goods and piece goods in the commercial industry. Due to the limited number of fire retardant consultants in the United States market place, commercial customers who are forced to comply with their local fire ordinances are told by their local inspectors what ordinances that they must comply with, but are not told how to comply with such ordinances. For the past four years, the Company has been committed to assisting clients in solving their fire ordinance problems. The Company's ability to successfully treat a wide variety of fabrics has been due to the ability to create and manufacture fire retardants to meet the hundreds of different fabric blends that are in the market place. Because of this success, most of the Company's fabric business is through referrals from current customers. As more emphasis and manpower is placed on enforcing the stringent flammability codes for the use of textiles, the growth of the fabric processing division is expected to increase.

     For four years the Company has used and is currently using a process called "topical coatings" to meet all current flammability standards. A topical coating applies chemicals to the surface of the fabric which is then air-dried. If the fabric is laundered, the treatment will wash out and re-treatment is necessary The Company believes that this process will become second to a new durable textile process that will be in demand within the next two years and will affect the fire retardant industry as a whole. Durable processing is achieved by applying chemicals that are absorbed into the fibers of the fabric and a controlled heat cure is used for drying. This locks the fire retardants into the fiber, which can withstand multiple washings.

     The Company has the durable technology and is planning to enter the durable fire resistive fabric marketplace within the next 2 years. Due to the cost of the durable processing equipment, the company is currently unable to enter the marketplace today.

     Current applications of the Company's various fire retardant compounds are accomplished through the following procedures.

     (1) Textile processing for fire resistive fabric treatments are in bulk rolled goods (by the yard). Applications are designed for interior designers, hotels, purchasing agents, restaurants, hospitals, schools, business, etc.

     (2) Other Non-Textile Applications - Piece or finished goods, such as wood, mini-blinds, hay, costumes, thatch roofing, tents, artificial foliage, props, etc. are treated for use in the theme park industry, theater sets, construction, exterior decorative design, for restaurants and bars, hotel interior scene designers, etc. These applications may be performed in house or at the various locations where the material has been already installed.

     (3) On site applications are required when customers have failed fire inspections and are forced to comply with fire codes. When it is impossible for the customer to transport materials for treatment, the company's crew are sent on site to perform the application.

     Firestop and Firefilm
     ---------------------

     Since the middle of the 1980's fire stopping of through wall penetrations of plumbing, electrical and other mechanical devices through fire rated walls and floor assemblies has become a major focus of fire safety and building officials. In the fall of 1995 the Company was asked to provide the services and materials to fire stop several large hotels on the Mississippi Gulf Coast. With each project satisfactorily completed came additional requests for bids on more construction projects. The growth rate is such that the Company had to devote extra time and effort to maintaining stability. The Company works on fire stopping projects in the states of Alabama, Mississippi, Louisiana, California, Colorado, Florida, and Nevada. The building codes require that all buildings, with the exception of one and two family dwellings, must have firewalls and fire rated walls in certain areas to allow the occupants of those buildings to escape in the event of fire.

     A "fire wall" is a fireproof wall used in buildings and machinery to prevent the spread of fire. For example, two - 1/2" gypsum wallboards in an assembly will achieve approximately a 1-hour fire rating. This means there is 1 hour before the structure fails in a fire.

     A "fire rated wall" is a fireproof wall that has additional fire rated materials added to the face of the wall to increase the fire rating or time allowed before the structure fails in a fire. These assemblies can achieve a 3 to 4 hour fire rating.

     No matter how the buildings are constructed, plumbing, electrical and mechanical devices routinely penetrate and are routed through these firewalls and fire rated walls as part of the construction. When this penetration occurs, the wall looses its integrity and materials must be used to reinstate the fire resistance integrity. These materials include fire rated silicone caulks, sealants, mineral wool, intumescent putty and putty pads, intumescent wraps, collars, alumna-silica blanket wraps, etc. "Intumescent" is the property of swelling, enlarging or expanding, or bubbling up as with heat. Accordingly, in a fire the product softens and then expands to form a white, meringue-like layer, up to 100 mm (4 in.) thick, which insulates the structure and protects the steel from fire.

     The Company specializes in the installation of fire stopping materials. The Company's fire stop crews work directly under the general, electrical, mechanical or plumbing contractors. To relieve our customer's liability and reduce the possibility of delays due to failed inspections, the Company uses only those products which have been tested and listed by approved testing laboratories for the through wall penetration or construction gap to be fire stopped. Project submittal packages are provided by the Company showing the proper engineering diagram and the testing laboratory number for each type of through wall penetration, construction gap or special installation involved in the project. The project submittal packages are presented to the local building and fire inspectors, as well as the general and subcontractors involved for review and approval before work is begun. Once the project submittal package has been approved and the contract signed, our trained and certified fire stop installation crews begin their work coordinating with the other contractors involved to complete the project in the most efficient and timely manner possible.

     The Company has received their Nevada State Contractor's License #0046990, in order to take advantage of the fire stop projects that the Company has future work for. In addition, the Company markets A/D Fire Barrier Products, which are thoroughly tested to ASTM E-814 "Through Penetration Fire Stop Systems" and are listed by Underwriters Laboratories, Inc. ("UL"), Underwriter Laboratories of Canada ("ULC"), Factory Mutual ("FM"), and Warnock Hersey Testing Laboratories.

     The Company has trained and certified crews in the application of A/D Firefilm. A/D Firefilm is a decorative, thin-film, intumescent fire protection for structural steel. It allows the designer to express the structure as an art form for interior locations in buildings where fire resistance ratings are required. In the past, steel beams and structural members could only be protected by boxing them in with gypsum board or by applying an unattractive cement fiber coating to them. Beneath the colorful surface, A/D Firefilm is a thin film coating that is an intumescent.

     Intumescent is the property of swelling, enlarging or expanding, or bubbling up when heated. Accordingly, in a fire the product softens and then expands to form a white meringue-like layer, up to 100 mm (4 in.) thick, which insulates the structure and protects the steel from fire

     The second component of the system is the decorative topcoat, which acts as a protective layer and serves as the attractive finish. A/D Firefilm has been tested and is certified by ULC and Warnock Hersey. Flammability ratings up to two hours were attained in accordance with CAN/ULC-S101 and ASTM-E119. CAN/ULC-S101 and ASTM-E119 are two different fire test protocols or standards used to measure the strength and time the product must meet before it is approved for use in a commercial building. The product must hold back combustion
(fire) or the bi-products of combustion, such as carbon monoxide and carbon dioxide for a definitive time period. The product could withstand 1, 2 or 3 hours of exposure to fire. To receive a two-hour rating means that if an approved product is applied to the structure that meets the ASTM-E119 Standard, the structure will withstand two hours of direct heat before the integrity of the structure will begin to fail.

                              PROPRIETARY PRODUCTS
                              --------------------

     Fyberix(TM)2000V is a non-durable fire retardant compound designed for use on textiles used in hospitals, nursing homes, hospices and other health care facilities as well as in the transportation and tourist industries. (i.e. cruise ships, aircraft, hotels, motels, restaurants, etc.). It enables fabric to be fire resistive while maintaining a clean appearance with its anti-soiling agent and at the same time resists the growth bacteria, fungus, mites, etc. U.S. Patent #5.631.047

     Firextra(TM)1000 sold in either concentrate or ready-to-use form is a proprietary product which is an primary all-purpose, non-durable aqueous saline based fire retardant compound. It is used on almost every type of textile fabric -- natural, synthetic, or blended. It may be used on unfinished wood and wood products as well as hay and paper. It is effective in treating leather and is used by the major leather tanners in the United States.

     Fyberix(TM)2000 is a proprietary formulation, which is an all-purpose, non-durable aqueous saline-based fire retardant and anti-soiling compound. It is designed for fabrics used as upholstery, drapery and curtain.

     Firextra(TM)NS200 is a proprietary formulation, which is an all-purpose non-durable, and non-saline aqueous based fire retardant compound. It is used on almost every type of textile fabric natural, synthetic, or blended. It is especially useful for treating fabrics where chemical salt content could present problems.

     Firextra(TM)4000 is a proprietary formulation which is an aqueous saline based fire retardant compound. It is designed to treat unfinished wood and wood products, thatch and bamboo. Wood products treated with this product should be kept indoors or away from weathering unless the surface has been sealed with a paint or sealant after application.

     Firextra(TM)4135 is a proprietary formulation which is a non-durable aqueous saline based fire retardant compound. It is designed to treat spun woven polyester fabrics.

     Firextra(TM)5000 is a proprietary formulation which is a non-durable aqueous saline based fire retardant compound. It is designed specifically for nylon fabrics.

     Firextra(TM)UV-11 is a proprietary and highly complex formulation which is a concentrate that can be diluted with plain water or added to other fire retardant or soil protection compounds to afford an effective block against Ultra Violet "B" waves that cause color fading, fabric thread weakening and fabric aging.

     Firextra(TM)FBC is a proprietary formulation, which is latex in an aqueous base. It is manufactured for the Company by a major chemical manufacturing company and can only be obtained from them by a coded number. The product is used on the backside of hard-to-treat textile products. In addition to providing fire resistance the product adds fabric strength and integrity to the fabric. B.F. Goodrich, is the major chemical supplier of Firextra FBC. The formula is the proprietary formulation of the B. F. Goodrich Company, which was created for the use of the Company. There is no contract with regard to the development by B.F. Goodrich of this formulation for the Company and the product can only be ordered by a confidential code number, which was assigned to the Company by the B.F. Goodrich Company.

     Firextra(TM)238 is a proprietary formulation that is an acrylic base clear coating fire retardant compound. It is used on thatch, bamboo and other wood products that must be used outdoors and/or be exposed to the elements of weather. It must be re-applied every three years to maintain its integrity.

     Overall, AFRC's existing chemical product line is broad for today's marketplace that consists mainly of water based fire retardant chemicals. The Company's products are able to treat a wide variety of manufactured goods and with the addition of intumescent paints and other fire retardant coatings, we are now able to provide additional services to the customer.

     Research and development is continuously needed for the expansion of the Company's lines. Development of the next generation of fire retardant formulations is limited only by the need for a research staff at this time. Product development is necessary in order to progress and further develop products for the future. The Company's products either meet or exceed the various protocols as required by local, state and federal regulation. All products are thoroughly tested and certified by the State of California Fire Marshall's Office. In order to sell or market a fire retardant chemical in the State of California, each chemical must be tested by an outside laboratory for the chemicals use. All other states have the choice to utilize their own state's regulations or to adopt the standards mandated by the State of California, which are the most restrictive. Therefore, because the Company follows California mandated rules, which are the most restricted, the Company believes it to be in compliance. A copy of the test for flammability is sent to the State Fire Marshall's Office, along with a sample of the chemical, the fabric or item that the chemical is specifically designed to treat. Once the State Fire Marshall's Office has performed their own flammability test, they issue a certification number on the product.

     THE MARKET
     ----------

     According to the National Fire Protection Agency (NFPA) a fire occurs somewhere in the United States every 18 seconds, resulting in an injury every 23 minutes and a death every 130 minutes. The statistical data obtained through the United States Fire Administration (USFA) and the Consumer Product Safety Commission (CPSC), reflects that in 1998 alone, there were over 381,500 residential fires, 3,250 deaths and 17,175 injuries, which caused in excess of $4.4 billion dollars in damages. The residential fire problem represents approximately 80 percent of all fire deaths and 74 percent of the injuries to civilians. Fire is the third leading cause of accidental death in the home. The true cost of fire in the United States is much greater than just the value of property destroyed by fire, perhaps as high as billions per year. Analysis of the growing costs of the major components of the total cost of fire is being given more consideration in setting new priorities by our government. See the Article "1998 Fire Loss in the United States" from the NFPA Journal, September/October 1999 is attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

     The market is rapidly undergoing changes through federal and state regulations and codes that are continuously being enforced in the United States. The direction and emphasis is on the removal of potential fire loads and flame spreads in structures. The market has incurred various problems, which include a lack of public awareness for the need of fire resistant materials and a lack of formal education for the enforcement personnel. The United States Fire
Administration's National Fire Data Center ("NFDC") states that mayors, city managers, school officials, the media, and the general public, are still largely unaware of the magnitude of the losses incurred by fire. Their lack of awareness and failure to realize the seriousness of fire to communities and the country are factors in keeping the U.S. fire problem one of the worst in the world per capita. See NFDC Statistics attached hereto and incorporated herein by reference, as posted on the NFDC website at:

       www.usfa.fema.goc/nfdc/statistics.hrm. See Exhibit Index, Part III.

     The Company believes it has gained recognition in the field of fire retardant and fire stop technology. Because of the Company's involvement in assisting to educate the fire law enforcement, the Company has received many referrals for its fire stop services. In the past, the Company has conducted various seminars for building officials, architects, and Fire Marshall's at their request.

     The Company believes that with an increase in its marketing ability, the products and technology can reach the world market. With the acquisition of two chemical companies, the market size is large and diverse. The markets include retailers, paint and coating suppliers, industrial manufacturers, distributors, field users such as contractors, contractor suppliers, thatch and bamboo wholesalers, silk foliage wholesalers, any many others.

     Currently, in the United Kingdom, there are six firms that provide fire resistant coatings for the upholstery market. It is estimated that the finishers treat 25,590,500 linear yards per year at approximately $2.00 per yard. The fire resistive fabric industry is estimated at approximately $51.0 million annually. The United Kingdom has a population base of approximately 70 million people. In comparison to the United States population of approximately 260 million people, the ratio is 3.7 to 1. Therefore the estimates for the United States fire resistive fabrics for the upholstery industry alone could exceed $190.0 million annually. The company currently has two methods of distribution for this new market. (1) To treat the clients textiles at the Company's textile processing facility; and (2) To offer chemicals and technology to established clients, such as mills, tanneries, etc., so they may implement this process prior to or along with the production of their goods.

     (2) Distribution methods of products or services.

     Distribution of the company's products or services is relatively simple, as most new business comes by referrals and reputation. Orders or service needs are requested by phone, and distribution is through one of the company's two locations. Promotional costs and effective sales programs have to date limited the company's ability to expand this area. The company offers its products and services to a multiple cross section of industries, such as Institutional, Commercial, Industrial, Government, Manufacturers, Consumers, Independent Retailers and Certified Applicators. The majority of the company's clients are identified as end users of the products or services. In certain industries, companies that are considered end users have also been able to distribute the products for resale. The company established their web site in 1998, which can be found at "www.americanfireretardant.com", which the Company uses only for marketing and for providing a summary of information pertaining to fire retardant processes, rules and regulations. The information contained on the Company's website is a summary only and is not to be construed as a complete statement of all fire stopping and retardant procedures, and rules and regulations. This registration statement contains and sets forth in further detail the information summarized on the Company's website.

     Strategic Alliances
     -------------------

     On May 5, 1999, the Company entered into a Letter of Intent with Fabritek Industries LLC, a Connecticut Limited Liability Company ("Fabritek") to acquire Fabritek in a stock for stock exchange, upon the conversion of Fabritek to a corporation The parties had until June 30, 1999 to complete their Due Diligence and execute a mutually acceptable definitive Acquisition Agreement. The deadline to execute said definitive Acquisition Agreement expired and the Company has chosen not to proceed further.

     (3) Status of any publicly announced new product or service.

     The Company has not made any public announcements of new products or services offered by the Company.

     (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition.

     There are several fire retardant companies in the United States offering the same types of products and are engaged in an ongoing fight for the market share.

     Among these are California Flame Proofing, Flamort and Flame Control. The Company's products are different in composition due to different proprietary ingredients, such as smoke inhibitors, rust inhibitors and anti-fungal properties (the Company's patented formulation).

     The Company's largest competitors in the fabric finishing market are Kiesling and Hess, Texas Flameproofing and Schneider Banks. The Company has not promoted any marketing in this area due to the time that management has devoted to its other divisions. The majority of the work performed by finishers comes from the hotel industry for new and refurbishing installation projects. All of the Company's current customers were past customers of one of the above competitors. The advantage the Company has over all three of these competitors is the ability to treat diverse fabrics with little or no change in the fabric's dyes or feel to the touch of the hand, as a result of processing.

     The in-house tracking service offered by the Company is considered one of great importance to the customers. There are hundreds of rolls of fabrics that are sent to the Company for the fire retardant process on a weekly basis. In some cases, one customer or purchasing agent may be responsible for 4 different hotel projects. The agent has the fabric mill send all fabrics directly to the Company, which are side marked with what hotel and customer the fabric is for. The Company's computerized tracking of each client's fabrics allows the Company to print a report on the date received by job name. It also indicates when the fabric was treated, shipped out and to whom.

     There are several competitors in the Company's fire stop division, but most are through other market segments. Currently, electrical, plumbing and mechanical contractors perform most fire stop installations. The advantages are that the Company specializes in fire stop systems, fire codes and statutes and is continuously aware of the constant changes being made in building codes, whereas, this is not a main focus for subcontractors. The Company saves the contractor time and money loss from failed inspections, deals directly with the building inspectors and provides approved submittals directly to the general contractor. The reputation the Company has in this market is its strongest asset today.

     (5) Sources and availability of raw materials and the names of principal suppliers.

     The company does not utilize any specialized raw materials and as such any and all materials and raw materials are readily available. The company is not aware of any problem that exist at present time or that is projected to occur with the near future that will materially affect the source and availability of raw materials, which would be required by the company. The company currently purchases raw materials from Van Waters and Rogers, Morre-tech, Albright and Wilson, B.F.Goodrich and Great Lakes Chemical.

     (6) Dependence on one or a few major customers;

     In 1998 one job, the Beau Rivage Casino, in Biloxi, Mississippi, accounted for 12% of total sales. This 12% was comprised of revenues from three subcontractors, on this job, Edwards Electric, A & B Electric and MCC Mechanical, for whom the Company performed services. The Company feels that the because of the diversity of the applications and uses of the various products and services provided by the Company and the wide base of customers for such products and services, that this alleviates the dependence on one or more major customers. With the introduction of new fire laws, codes and regulations and the continuing growth in the new construction, retrofitting and refurbishing industry, the company will develop a wider base of customers.

     (7)  Patents,  trademarks,   licenses,  franchises,   concessions,  royalty
     agreements or labor contracts, including duration;

     The Company believes its chemical products and technology to be unique. The company is also dedicated to the protection of its trade secrets through tight security, the advancement of the technology, and the establishment of strong patent protection. Therefore, the Company has retained legal counsel to develop and submit patent applications for its chemical products and technologies that the Company views as patented. To date one patent has been granted in the United States and one other patent application has been filed and is pending in the United States.

     A very brief summary of the categories covered by the patent which has been issued which relates to the application of the Company's compounds and products.

     Subject Matter of Issued Patent
     -------------------------------

          (1) Relates to compounds applied to porous materials, such as fabrics, wood, cardboard, and fiberboard, to protect the materials from various destructive and undesirable processes.

          (2) Relates to compounds applied to porous materials, especially fabrics of natural and synthetic materials used to make rugs, carpets, furniture coverings, and wall hangings, to protect against fire, soil and water damage, and virus and fungus growth.

          (3) Protects not only the materials to which it is applied but also protects persons in contact with the materials, by stopping fire and germ growth.

                              UNITED STATES PATENTS
                              ---------------------

     The Company has had one U.S. patent granted on its chemical products and has one additional patent application pending:

        Fyberix (TM)2000V      U.S. Patent #5.631.047
        Fyberix (TM)2000       Patent Pending #08.089793

                             COPYRIGHTS / TRADEMARKS
                             -----------------------

     The Company has a copyright on "Fire Retardant Applicator's Manual" certificate of registration number TX 3-878-798 and two trademarks, "Firextra(TM)" registration number 1,812,119 and "Fyberix(TM)" registration number 1,815,602.

                         LICENSE AND ROYALTY AGREEMENTS
                         ------------------------------

     June 24, 1997, American Fire Retardant Corporation, entered into a royalty agreement with Norman O. Houser, wherein American Fire will utilize Mr. Houser's vermicide compound for the companies patented 2000V formulation. The agreement grants Mr. Houser the sum of $0.75 per gallon on the sale of the companies Fyberix 2000V. Said royalties are to begin at the time of agreement. As of the date of this Registration Statement, the product has not entered the market place, so no royalties have been paid. Cancellation of this royalty agreement would occur if the company no longer used Mr. Houser's compound in the formulation. A copy of the Agreement with Mr. Houser is attached hereto and incorporated herein by reference. See Exhibit Index, Part III.

                 RESEARCH, DEVELOPMENT AN INTELLECTUAL PROPERTY
                 ----------------------------------------------

     The Company's water-based chemical development stage has been completed. The fire retardant product line is constantly being evaluated and upgraded to keep up with the market demands, customer problems and new discoveries in field applications. In textile finishing, not all fabrics can be made fire resistive due to several different specialty blends. As in the United Kingdom, there will be problems with this and U.S. mills will began to discontinue those fabrics targeted for the upholstery industry and work closely with the fire resistive finishers in order to produce those fabrics that can easily be treated. This is where research and development into new chemical formulations and technology will come into its heaviest stage.

                                     Testing
                                     -------

     All of the Company's products have undergone vigorous testing to insure that they meet the flame resistance protocols for their applicable use. Properly treated materials have successfully passed the burn requirements of the following test protocols and more:

         (a)      retardancy
         (b)      toxicity
         (c)      corrosiveness
         (d)      resistance to staining
         (e)      static electricity reduction
         (f)      tensile strength

     The fire stop and fire film materials have been tested by various independent testing laboratories and pass the protocols that must be met for the various types of through wall/floor/ceiling assemblies.

     Over the past 5 years the Company has tested the chemical uses on many various materials through outside laboratories. The Company has over 100 different flammability test reports of various fabric blends performed by independent testing laboratories, such as United States Testing Laboratories, Textest, Better Fabrics Testing Bureau and many others. The Company is an active member of several fire protection-related organizations, including the National Fire Protection Association, International Fire Service Training Association, Associated General Contractors, The American Society for Testing and Materials, and The Industrial Fabric Association International.

     (8) Need for any government approval of principal products or services. If government approval is necessary and the small business issuer has not yet received that approval, discuss the status of the approval within the government approval process.

     All of the products the company currently manufactures do not contain any constituents that require government regulation. The state does require that all fire retardant chemicals must be certified and registered with the State of California Fire Marshall's Office. The company is in compliance with this.

     (9) Effect of existing or probable governmental regulations on the business

     The Company is governed by the California Health and Safety Code of regulations under which the State of California established flammability standards that must be met by any and all companies providing flame-proofing services to the public in the State of California. In order to comply with California's law for the application of flame retardants, each applicator must be certified by the state. The Company is mandated by the State of California to meet the following flammability standards upon the completion of treating drapes, hangings, curtains, drops, tents, upholstery furniture fabrics or it's components and other decorative material for use in the State of California. All materials treated by the Company require a "Certificate of Flamepoofing" to be issued to the customer.

     Cal Title 19 - which dictates the vertical flame test for drapes, hangings, curtains, drops, all other decorative material, Christmas trees, tents, awnings, and fabric enclosures.

     Cal. TB-116 which is the standard of fire test for Cigarette Ignition Resistance of Components of Furniture.

     Cal. TB-117 which is the standard of fire test for Cigarette Ignition Resistance of Upholstered Furniture Assemblies.

     Cal. TB-133 which is the standard of fire test for Seating Furniture in Public Buildings.

     While management is unaware of any new regulations being contemplated by the subject agencies, it remains possible that these agencies could institute new guidelines which could affect all companies in this field.

     The Company has voluntarily filed this Registration Statement on Form 10-SB in order to register it common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     As a result of the effectiveness of its Registration Statement on Form 10-SB, the Company shall be subject to Regulation 14A of the Commission, which regulates proxy solicitations. Section 14(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), requires all companies with securities registered pursuant to Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14. Preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are mailed to stockholders.

     The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business and bankruptcy) in a Current Report on Form 8-K.

     The Company's Management believes that it is in the Company's best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and its financial condition to its shareholders and the financial community. In the event that the Company's obligation to file periodic reports is suspended under the Securities Exchange Act, it is the intention of the Company to continue to voluntarily file period reports as if so required to do so.

     Management believes that these reporting obligations will increase the Company's annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

     (10) The Company is not aware of any other governmental regulations now in existence or that may arise in the future that would have an effect on the present business of the Company.

     (11) During the last two fiscal years the Company has not incurred any cost on research and development and no expenses have been born by customers of the Company relating to research and development activities.

     (12) Costs and effects of compliance with environmental laws (federal, state and local).

     As the present time, the Company does not manufacture any chemicals that are subject to federal, state or local environmental compliance laws and regulations.

     Employees
     ---------

     The Company employs nineteen full time employees as of December of 1999. Two of the Company's employees are employed in administrative positions as President and Executive Vice President. One employee is Sales and Technical Manager for the firestop division of the Company. One employee is an accountant in charge of accounts receivable and accounts payable. One employee is the shipping and receiving manager. Another employee is in charge of construction contracts and general secretarial duties and one is clerical only. Three of the other twelve employees are warehouse and field supervisors. The other nine employees are laborers. The company performs all activities at the Company's business location, with the exception of construction, which is performed at the clients' location. The activities include, but are not limited to, sales, marketing, accounting, shipping, manufacturing (blending chemicals), treating of fabrics and other goods with fire retardant chemicals, architect blue print reading and construction. Outside services are legal and certified accounting. The company also uses job finders for part time work in the construction area. None of these employees are covered by collective bargaining agreements.

     RISKS FACTORS
     -------------

     SUBSTANTIAL DOUBT THAT THE COMPANY CAN CONTINUE AS A GOING CONCERN. The Company expects to continue to incur significant capital expenses in pursuing its plans to increase sales volume, the expansion of its product line and to obtain additional financing through stock offerings or other feasible financing alternatives. In order for the Company to continue its operations at its existing levels, the Company will require $675,000 of additional funds over the next twelve months. While the Company can generate funds necessary to maintain its operations, without additional funds there will be a reduction in the number of new projects that the Company Could take on which may have an effect on the Company's ability to maintain its operations. Therefore the Company is dependent on funds raised through equity or debt offerings. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to execute its business plan or take advantage of business opportunities.
The ability of the Company to obtain such additional financing and to achieve its operating goals is uncertain. In the event that the Company does not obtain additional capital or is not able to increase cash flow through the increase of sales, there is a substantial doubt of its being able to continue as a going concern.

     Additionally, it should be noted that the Company's independent auditors have included a going concern opinion in the note to financial statements. The auditor's have included this provision because the Company has an accumulated deficit which the auditor believes raises substantial doubt about its ability to continue as a going concern. Until such time as the Company does receive additional debt or equity financing, there is a risk that the Company's auditors will continue to include a going concern provision in the notes to financial statements.

     FORWARD LOOKING STATEMENTS. When used in this Registration Statement, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "projected", "intends to" or similar expressions are intended to identify "forward-looking statements." Such statements are subject to certain risks and uncertainties, including but not limited to market conditions, competition, factors affecting the Company's ability to implement its growth strategy, the Company's dependence on future financing, fluctuations in operating results, the Company's ability to sustain levels of growth, diversification of the Company's business, contingent risks, state and federal regulation and licensing requirements, and environmental concerns that could cause the Company's actual results to differ materially from those presently anticipated or projected. Such factors, which are discussed in "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in this Registration Statement. As a result all parties are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company's independent accountants have not examined or compiled the accompanying forward-looking statements and accordingly do not provide any assurance with respect to such statements.

     The Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, as well as risk factors particular to the industries in which it will operate, and will include, among other things, those types of risk factors outlined below.

     PATENTS AND PROPRIETARY RIGHTS. THE UNAUTHORIZED USE OF INTELLECTUAL PROPERTY BY THIRD PARTIES MAY HARM THE COMPANY'S BUSINESS. The Company relies on patents, contractual rights, trade secrets, trademarks, and copyrights to establish and protect its proprietary rights in its products and its components. The Company has patented the technology that is incorporated into its products and believes that, since it is a technology patent, competitors will have a more difficult time developing products functionally similar to the Company's. To further protect its products, the Company will apply for additional patents for its inventions and for non-commercial available components designed and developed by the Company that is integral to product performance.

     PROSECUTING ANY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS COULD BE EXPENSIVE AND, IF THE COMPANY IS NOT SUCCESSFUL, COULD DISRUPT ITS BUSINESS. The Company intends to closely monitor competing product introductions for any infringement of the Company's proprietary rights. The Company believes that, as the demand for products such as those developed by the Company increases, infringement of intellectual property rights may also increase. If infringement of the Company's proprietary rights is by industry competitors, they have substantially greater financial, technical, and legal resources than the Company which could adversely affect the Company's ability to defend its rights. In addition, the Company could incur substantial costs in defending its rights.

     Further, the Company's patents are U.S. patents, and the Company does not have patent protection outside the United States. The Company will be unable to obtain patent protection in most non-U.S. jurisdictions, including Europe and Japan. Some competitors may have non-U.S. operations where U.S. Patent rights are not effective which could permit competitors to infringe on the Company's proprietary rights without violating U.S. law.

     The Company anticipates, based on the size and sophistication of its competitors and the history of rapid technological advances in its industry, that several competitors may be working to develop the Company's patented technology. The Company intends to closely monitor any infringement of the Company's proprietary rights. Competitors may have patent applications in progress in the United States that, if issued, could relate to the Company's products. If such patents were to issue, there can be no assurance that the patent holders or licensees will not assert infringement claims against the Company or that such claims will not be successful. The Company could incur substantial costs in defending itself and its customers against any such claims, regardless of the merits of such claims. Parties making such claims may be able to obtain injunctive or other equitable relief which could effectively block the Company's ability to sell its products, and each claim could result in an award of substantial damages. In the event of a successful claim of infringement, the Company and its customers may be required to obtain one or more licenses from third parties. There can be no assurance that the Company or its customers could obtain necessary licenses from third parties at a reasonable or acceptable cost or at all. Patent litigation could be very expensive, and there is no assurance that it would not have an adverse effect on the Company's business, financial condition and results of operations.

     TWO OF THE COMPANY'S SHAREHOLDERS HAVE VOTING CONTROL OVER THE COMPANY. Due to the joint ownership of a majority of the shares of the Company's outstanding common stock by Angela M. Raidl and her brother Bruce Raidl, collectively, these individuals have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders.

     THERE IS NO MARKET FOR THE COMPANY'S COMMON STOCK AND THERE IS NO ASSURANCE THAT A MARKET WILL DEVELOP. Although the Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD following the effectiveness of this registration statement, and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     IMPACT OF YEAR 2000. During 1999 we completed our remediation and testing of our platform systems, management support, systems, and our internal information technology and non-information technology systems. Because of those planning and implementation efforts, we experienced no disruptions in our information technology and non-information technology systems and those systems have successfully responded to the Year 2000 date change. We did not incur any significant expenses during 1999 in conjunction with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues, either with our products, internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure any latent Year 2000 matters arising are addressed promptly.

     RISK THAT THE COMPANY'S COMMON STOCK MAY BE DEEMED A "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than US$2,000,000 (if the issuer has been in continuous operation for at least three years) or US$5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than US$6,000,000 for the last three years.

     Section 15(g) of the 1934 Act and Reg. Section 240.15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in
(ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     In the event that the Company's Stock is deemed a penny stock this could inhibit and limited an investor from buying the Company's stock because of the procedures that and investor and the broker must adhere to may been viewed as to burdensome by the investor. Additionally, because the Company's stock may be designated as a penny stock, prior to the sale of a penny stock recommended by a broker-dealer to a new customer, who is not an institutional accredited investor, the broker-dealer must approve the customer's account for transactions in penny stocks in accordance with the rules outlined above. The time, effect and burden in approving a customer's account to be approved for trading in penny stocks could hamper or limited the market for the Company's common stock as broker-dealers may be less inclined to recommend an investment to a new customer in a penny stock.

     THE COMPANY IS DEPENDANT ON CERTAIN KEY EMPLOYEES. Historically, the Company has been heavily dependent on the ability of Bruce E. Raidl, to contribute essential technical and management experience. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that it will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.


     IF THE COMPANY IS UNABLE TOO HIRE AND RETAIN NECESSARY SPECIALIZED KEY PERSONNEL THE COMPANY'S BUSINESS AND GROWTH WILL SUFFER. Although the management of the Company is committed to the business and continued development and growth of the business, the addition of specialized key personnel and sales persons to assist the Company in its expansion of its national operations will be necessary. There can be no assurance that the Company will be able to locate and hire such specialized personnel on acceptable terms.

     IF THE COMPANY IS UNABLE TO MAINTAIN ADEQUATE LEVELS OF INVENTORY THE COMPANY'S BUSINESS MAY BE DISRUPTED. The size of the fire retardant and fire protection markets and need to maintain adequate inventories with regard to such products could force the Company into implementing additional manufacturing and warehousing programs. There can be no assurance that the Company will have the necessary capital resource or man power to implement such manufacturing and warehousing programs.

     IF THE COMPANY IS UNABLE TO MARKET ITS PRODUCTS AND SERVICES ITS BUSINESS WILL SUFFER. Due to the Company's limited resources, the sales and marketing of the Company's products has been limited to date. The success of the Company is dependent upon its ability to market and sell the products and services of the Company with such limited resources.

     IF THE GOVERNMENT IMPLEMENTS NEW OR ADDITIONAL REGULATIONS IN THE INDUSTRY IN WHICH THE COMPANY OPERATES, THESE REGULATIONS MAY BE COSTLY OR DIFFICULT FOR THE COMPANY TO COMPLY WITH AND COULD RESULT IN LOSS OF SALE. While the Company is unaware of any new regulation being contemplated by the subject agencies, it remains possible that these agencies could institute new guidelines which could affect all similar companies in this field. The implementation of new regulatory compliance factors could restrict sales of certain products. Additional testing could be required and such additional testing could cause delays in the introduction of products into certain market sectors, which delays could adversely affect the Company's revenues.

     IF THE COMPANY DOES NOT OBTAIN ADDITIONAL FINANCING IT MAY NOT BE ABLE TO IMPLEMENT ALL OF ITS BUSINESS PLAN. The Company's plan of operation calls for additional capital to facilitate growth and support its long-term development and marketing programs. It is likely that the Company would need to seek additional financing through subsequent future public or private sales of its securities, including equity securities. The Company may also seek funding for the development and marketing of its products through strategic partnerships and other arrangements with investment partners. There can be no assurance, however, that such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to the Company, if at all. Any such additional financing may result in significant dilution to existing stockholders. If adequate funds are not available, the Company may be required to curtail one or more of its future programs.

     COMPETITION AND RAPID TECHNOLOGICAL CHANGE COULD HARM THE COMPANY'S BUSINESS. The industry in which the Company operates is highly competitive, rapidly growing and the Company will have to compete with a multitude of similar companies, possessing substantially greater financial, personnel, technological and marketing resources. It is particularly difficult for small independent companies to compete with such major companies in the automobile industries, fabric manufacturers, mills, etc. There is no assurance that the Company will be able to compete in such an environment.

Item 2.  Management's Discussion and Analysis of Plan of Operation.
         ---------------------------------------------------------

     The following discussion and analysis should be read together with the Consolidated Financial Statements of the Company and the notes to the Consolidated Financial Statements included elsewhere in this Registration Statement.

     Trends and Uncertainties
     ------------------------

     Demand for the Company's products is constantly increasing. The United States Fire Administration (USFA), The Consumer Product Safety Commission
(CPSC), and the National Fire Protection Association (NFPA) all agree that the United States has the worst per capita record of fire related accidents and deaths in the world. As a result, the federal and state regulatory agencies are continually adding new and stricter fire codes and are becoming more and more vigilant in the enforcement of these codes. In addition, non-governmental bodies such as Insurance Companies are constantly instituting regulations and standards that are, in some instances, even stricter than those imposed through federal and state agencies. The Company, of course, benefits from increased governmental and non-governmental fire regulations.

     However, due to the Company's limited resources, the sales and marketing of the Company's products has been limited to date. The success of the Company is dependent upon its ability to market and sell the products and services of the Company with such limited resources. Although the management of the Company is committed to the business and continued development and growth of the business, the addition of specialized key personnel and sales persons to assist the Company in its expansion will be necessary. There can be no assurance that the Company will be able to locate and hire such specialized personnel on acceptable terms.

     The industry in which the Company operates is highly competitive, rapidly growing and the Company will have to compete with a multitude of similar companies, possessing substantially greater financial, personnel, technological and marketing resources. As discussed below, there is no assurance that the Company will be able to compete in such an environment without additional financing.

     Capital and Sources of Liquidity.
     --------------------------------

     The Company expects to continue to incur significant capital expenses in pursuing its plans to increase sales volume and to expand its product line. In order for the Company to continue its operations at its existing levels, the Company will require $675,000 of additional funds over the next twelve months. Only through the factoring of its receivables can the Company generate funds to maintain its daily operations. The construction industry in general does not use factors. Funding for construction projects are generally done through lines of credit with banks that advance moneys against contract at reasonable rates and are equipped to deal with progress billing and percentage of completion contracts. The Company has not been able to establish such a relationship with a bank, and the penalties imposed by the factors for timing differences have eroded the Company's profit on construction projects. This erosion can be seen in the substantial increase in interest expense over the past two years. See analysis of fiscal 1999 vs. fiscal 1998 for details.

     Also, if additional capital is not obtained, there may be a reduction in the Company's ability to accept new projects which may, in turn, have an effect on the Company's ability to maintain its operations. Therefore the Company is dependent on funds raised through equity or debt offerings, and through receivable factoring. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to execute its business plan or take advantage of business opportunities. The ability of the Company to obtain such additional financing and to achieve its operating goals is uncertain. In the event that the Company does not obtain additional capital or is not able to increase cash flow through the increase of sales, there is a substantial doubt of its being able to continue as a going concern.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998
-----------------------------------------------------------------------

     The Company sustained net losses of $708,204 and $511,104 for the fiscal years ending December 31, 1999 and December 31, 1998 respectively, for a total loss increase of $197,100 or 38.6%. As discussed in detail below, this lost was attributable mainly to (1) increased legal and accounting fees incurred in connection with the Company's Public Filing, (2) increased interest expense incurred because progress billings on construction projects did not meet factoring payment schedules and thus the Company was liable for large penalties from the factor, and (3) increased travel expenses incurred in connection with both the on-site running of construction jobs and the need of the Company's principals to raise outside capital for continued operations of the business.

     Selling, general and administrative expenses, and bad debt expense has increased in line with the increased sales for fiscal 1999; however, included in SG&A for 1999 are legal and accounting fees specifically attributable to the preparation of the Company's Form 10-SB. These fees amounted to $215,685 in 1999. Throughout 1999 management has made a concerted effort to reduce SG&A. The decreases in SG&A accounts that are directly related to the everyday running of the business have been offset by the legal and accounting fees attributable to the public offering. Management does not feel that these large costs will continue in 2000. Depreciation and amortization expense has risen due to the purchase and/or leasing of equipment needed for increased construction work. There are no significant fluctuations in the depreciation and amortization accounts that warrant any further discussion here. Changes in Payroll expense, Outside services, Travel and Entertainment, and Interest expense will be discussed below.

     OPERATIONAL RESULTS
     -------------------

     During fiscal 1999, the Company has greatly increased sales in the area of FireStop/FireFilm. Management feels that certain expenses should be included in cost of goods sold rather than certain expense accounts because they relate directly to the construction process and should be categorized as such per basic cost accounting principals. The financial statements for 1999 and 1998 do not reclassify these expenses into cost of goods sold. Management believes that an analysis of the Company's operation should be done with these expenses properly classified, hence the financial information presented below has been restated to effect this re-classification. First, the re-classified operational results are presented, followed by a listing of certain percentages based on these results. After this section, a complete reconciliation between the analysis here and the amounts shown in the financial statements is performed.

RESULTS OF OPERATIONS RESTATED TO PROPERLY CLASSIFY EXPENSES AS COST OF GOODS
-----------------------------------------------------------------------------

                                                            Percentage
                                                             Increase
                                  1999          1998        (Decrease)
                              ------------   -----------    -----------
Net Sales
     Chemicals                $  458,201     $  363,376          26.00%
     Textiles                    343,813        301,088          14.20%
     FireStop/FireFilm         1,650,892      1,395,432          18.30%
                              ------------   -----------    -----------
                               2,452,906      2,059,896          19.00%

Cost of Goods
     Chemicals                   100,457         85,881          17.00%
     Textiles                    176,432        119,927          47.00%
     FireStop/FireFilm         1,056,938      1,057,327          (3.00%)
                              ------------   -----------    -----------
                               1,333,827      1,263,135           5.60%

Gross Profit
     Chemicals                   357,744        277,495          28.90%
     Textiles                    167,381        181,161           7.60%
     FireStop/FireFilm           593,954        338,105          75.60%
                              ------------   -----------    -----------
                               1,119,079        796,761          40.50%

SG&A                             690,898        588,995          17.30%
Payroll                          380,383        328,204          16.00%
Outside Service                      -0-            -0-
Travel & Entertainment           189,038         78,537         140.00%
Depreciation & AmortiZation       68,592         39,286          74.60%
Bad Debt Expense                  22,042         17,370          26.90%
                              ------------   -----------    -----------
                               1,350,953      1,052,392          28.30%

Net Loss from Operations        (231,874)      (255,631)         (9.20%)

Interest Expense                 476,330        255,473          86.50%
                              ------------   -----------    -----------

Net Loss                       $(708,204)     $(511,104)         38.60%

Gross Profit
     Chemicals                       78%            85%
     Textiles                        49%            60%
     FireStop/FireFilm               36%            24%
     Combined                        46%            39%

Percentage of Total Sales
     Chemicals                       19%            18%
     Textiles                        14%            14%
     FireStop/FireFilm               67%            68%

Percentage of Gross Profit
     Chemicals                       33%            35%
     Textiles                        14%            23%
     FireStop/FireFilm               53%            42%

RECONCILIATION OF FINANCIAL STATEMENTS
--------------------------------------

                                      1999          1998
                                   ------------   -----------
Cost of Goods Per Analysis         $1,333,827     $1,263,135
   Less: Outside Services             353,808(1)     152,174(1)
         Construction Payroll         104,422(2)     516,011(2)
         Construction Travel           62,572(3)       9,326(3)
         Construction Lodging          26,543(4)      39,537(4)
                                   ------------   -----------

Cost of Goods per Financials       $  786,482     $  546,087

SG&A per Analysis                  $  690,898     $  588,995
     Add: Construction Lodging         26,543(4)      39,537(4)
                                   ------------   -----------

SG&A per Financials:               $  717,441     $  628,532

Payroll per Analysis:              $  380,383     $  328,204
     Add: Construction Payroll        104,422(2)     516,011(2)
                                   ------------   -----------

Payroll per Financials:              $484,805     $  844,215

Outside Services per Analysis:     $      -0-     $      -0-
    Add:  Outside Services            353,808(1)     152,174(1)
                                   ------------   -----------

Outside Services per Financials:   $  353,808     $  152,174

Travel per Analysis:               $  189,038     $   78,537
    Add: Construction Travel           62,572(3)       9,326(3)
                                   ------------   -----------

Travel per Financials:             $  251,610     $   87,863

     (1) Outside Services represents workers hired specifically for performing one particular construction job.

     (2) Construction Payroll represents those people who are employed by the Company full time, but who work only on detailed construction projects at the job-site.

     (3) Construction Travel represents the cost of getting a crew of workers to the job-site.

     (4) Construction Lodging represents the cost of housing a crew of workers while they are at the job-site.

     ANALYSIS
     --------

     The Company's  net sales derive from three  divisions:  (1)Chemical  Sales,
(2)Textile Processing, and (3)Fire Stop/Fire Film construction projects. During fiscal 1999, Chemical sales increased by 26%, Fire Stop/Fire Film increased by 18.3%, and Textile increased by 14.2% as a percentage of net sales 1999 vs. 1998. The Chemical sales, Textile sales, and Fire Stop/Fire Film sales have a gross profit of 78%, 49% and 36% respectively, and the Company has a combined gross profit of 46%. Increased growth in gross profit beyond that applicable to the percentage increase in net sales demonstrates the fact that the Company is relying on increased volume in both Chemical and FireStop/FireFilm as the chief product mix to create this higher combined gross profit. Textile processing produced only 14% of 1999's gross profit, yet this division does not consume a great deal of management's time. The Company intends to concentrate on its Chemical division which has a much higher gross profit, and the FireStop/FireFilm division which although it has a lower gross profit, it is easy to contract and represents a small number of large dollar jobs. However, the FireStop/FireFilm division does produce excessive cash needs early in the fulfillment of the contract which forces the Company to rely heavily on the Factors for financing the start up. Hence, if outside capital is not obtained in order to eliminate the need for factoring, this division cannot operate effectively without drastically increasing interest expense.

     For 1999 Chemical process, Textile processing, and FireStop/Fire Film contributed $357,744, $167,381, and $593,954 respectively to the companies total gross profit of $1,119,079. The Company expects the sales of Chemicals and Fire Stop/Fire Film to continue to increase and the Textile processing should remain consistent by the end of the year 2000.

     The Company's increase in gross profit has also been brought about by the fact that the Company is becoming more experienced in the FireStop/Fire Film construction business and is able to more effectively manage these large jobs. As a result, the gross profit for FireStop/FireFilm increased from 24% in 1998 to 36% in 1999. The Company is also more effectively managing its purchase of raw material for all divisions of the business which is also evident in the decreased raw goods inventory.

     As noted above, certain of the Company's Operating Expenses increased substantially during 1999. Of the $111,000 increase in travel expenses, approximately $58,000 is attributable to management's need to visit prospective Fire Stop/Fire Film sites in order to compile proper bids, approximately $37,000 is attributable to management's constant involvement in attempts to raise outside capital for the Company, and the balance is due to travel expenses incurred in the normal course of business, especially for the marketing of the Company's patented product, Fiberix 2000V. This product is packaged as an aerosol application to the consumer. Management feels that the prospects for this product are great; however, the Company cannot fund the necessary expenses to bring this product to the market place. Hence, if outside capital is not found, this product will have to remain dormant.

     The single most significant cause of the net loss for 1999 is the increase in interest expense of $262,139 or 86.5%. As noted earlier, the Company is now engaging in the construction business which requires enormous outlays of capital at the beginning of the project which is then reimbursed through standard percentage of completion billing as the work is done. The Company has been forced to work with Factors who are not really part of the construction industry, and hence the factoring agreement contains harsh penalties should the factored receivables age beyond a certain date. Because the Company is new to this construction industry, certain dates were not met throughout the fiscal year and penalties have been incurred by the Company. Interest including these penalties for 1999 is $476,330 on a loan/line of credit base of approximately $1,388,000. This creates an effective interest rate for 1999 of 34.31%. Had the company been able to avoid these penalties, interest expense for 1999 would have been $262,139, or 18.8%.

     The Company believes that the expenses for filing the Form 10-sb and travel will not be the substantial burden in the year 2000 that they were in the year 1999. However, the Company will incur the same substantial interest rates in 2000 because the Company is still factoring its receivables. The Company currently estimates that it would need a capital infusion of $675,000 over the next twelve months in order to be able to avoid the excessive interest rates discussed above. At this time, although the Company is exploring several avenues of financing, no one answer to this problem has been found.

     St. Martin Bank - Accounts Receivable Financing.
     -----------------------------------------------

     In March 1997, the Company entered into a Merchant Services Agreement with St. Martin Bank and Trust of St. Martinville, Louisiana. Under the terms of this agreement, the Company would sell certain qualified account receivables to St. Martin Bank on a discount from full face value in order to obtain necessary working capital, up to a set limit. The initial limit of this financing was $100,090 as evidenced by a promissory note executed by the Company in favor of St. Martin Bank. This promissory note was secured by a Commercial Guaranty by the Company and personally by the then acting officers of the Company, Stephen
F. Owens, Angela R. Raidl and Edward Friloux.

     On May 21, 1997, the line of credit available to the Company for factoring of its receivables with St. Martin Bank was increased to $250,000 as evidenced by a new promissory note. On August 18, 1998, the Company ceased factoring its receivables with St. Martin Bank. The balance due and owing to St. Martin Bank as of August 18, 1998 was $172,725.73 as evidenced by a promissory note executed by the Company in favor of St. Martin Bank. The note was had a maturity date of November 16, 1998 and was secured by a Commercial Guaranty executed by all of the then acting officers of the Company, a Commercial Pledge Agreement covering all inventory, accounts and equipment of the Company and a second position Collateral Mortgage Lien against the real property owned by the Company located in Lafayette, Louisiana. The maturity date of this note was extended and on February 4, 1999, with a balance of $154,059.29, the loan was converted to a 7 year term loan under which the Company is to make monthly installment payments of $2,600.57 per month for 84 months.

     A Summary of the terms of the current and existing note with St. Martin Bank are as follows:

         Principal Amount of Note:   $154,059.29
         Date of Note:                February 4, 1999
         Maturity Date:               April 20, 2006
         Initial Interest Rate:       9.750%

     Variable Interest: The interest rate of the note is subject to change from time to time based on changes in an index which is the St. Martin Bank Prime Rate Adjusted Daily.

     Security: The note is secured by a Commercial Pledge Agreement covering all inventory, accounts and equipment of the Company and a second position
     Collateral Mortgage Lien against the real property owned by the Company located in Lafayette, Louisiana.

     A copy of the agreements between the Company and St. Martin Bank are attached hereto and incorporated herein by reference. See the Exhibit Index,

     Private Capital - Accounts Receivable Financing
     -----------------------------------------------

     On April 17, 1999, the Company entered into a Purchase and Security Agreement with Private Capital, Inc., located in Lafayette, Louisiana. Under the terms of this agreement, the Company would sell certain qualified account receivables to Private Capital, Inc., at a price equal to the net amount of the acceptable account receivable, less a discount equal to 8.0% of the net amount of the acceptable account receivable. At the time of purchase of such account receivable by Private Capital, Private Capital shall pay to the Company the net amount of the account receivable less the discount. Private Capital agrees to rebate to the Company a sum equal to 2.0% on each account receivable that is paid within thirty (30) days. Any account that pays after thirty (30) days will be charged the full discount, plus any account purchased by Private Capital from the Company unpaid for a period in excess of ninety (90) days from the date of said purchase by Private Capital, the Company agrees to pay to Private Capital additional sums equal to and calculated based on 2.0% for any part of a thirty
(30) day increment, exceeding sixty (60) days that Private Capital purchases said account receivable.

     To secure the payment by the Company to Private Capital for any indebtedness which may result from a charge back as a result of a delinquent or non-paying account, the Company has granted to Private Capital a security interest in all of the Company's inventory now or hereafter acquired by the Company located at the Company's offices in Broussard, Louisiana, and all accounts receivable, deposit accounts with Private Capital, equipment and general intangibles and chattel papers of the Company and all proceeds thereof.

     As additional security for the payment by the Company to Private Capital for any indebtedness which may result from a charge back as a result of a delinquent or non-paying account, the then acting officers of the Company, Stephen F. Owens, Angela M. Raidl and Edward Friloux all executed guarantees.

     A copy of the agreements between the Company and Private Capital, Inc., are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     Bank of Erath - Unsecured Note
     ------------------------------

     On June 16, 1997 the Company borrowed the sum of $15,030.00 from the Bank of Erath if Abbeville, Louisiana. The loan is unsecured and had an original maturity date of September 14, 1997. One October 20, 1998 the loan was extended to April 15, 2001.

     A Summary of the terms of the loan with Bank of Erath are as follows:

         Principal Amount of Note:   $15,000.00
         Original Date of Note:       June 16, 1997
         Maturity Date:               April 15, 2001
         Initial Interest Rate:       12.672%
         Monthly Installments:       $488.04

     A copy of the original promissory note and Loan Extension Agreement between the Company and Bank of Erath are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

Item 3.  Properties
         ----------

     California Office.
     -----------------

     The Company's main office facility is located at 9337 Bond Avenue, El Cajon, California 92021, which serves as its corporate headquarters and is situated in a leased 7,800 square feet office/warehouse building which contains 1,500 square feet of office space and 6,300 square feet of warehouse. The Company leases this space from Darwin E. Zavadil, who is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:

     Lease Term:       From June 1, 1997 through May 31, 2002.
     Security Deposit: $4,155.00
     Rental rate:     $4,155.00 subject to a cost of living adjustment beginning in the second year of the lease.

     Rental Adjustments: The monthly rent for the 2nd year of the lease and cumulatively for every year thereafter and through the option period shall automatically be adjusted based upon any increase that may occur in the Consumer Price Index. The maximum increase in the Cost of Living shall be capped at five (5%) per adjustment. The minimum rent increase shall be three (3%).

     Option to Renew: There are no options to renew the lease.

     Option to Purchase: The Company has the option to purchase the property for the sum of $528,780 in the first year of the lease. Beginning June 1, 1998 and each year thereafter, the same cost of living increase that affects the rent shall also increase the selling price.

     Real Property Taxes: Lessor is responsible for the payment of property taxes.

     Personal Property Taxes: The Company shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: The Company shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Lessor is required.

     Guaranty of Lease: Angela M. Raidl, the largest shareholder, a director and officer of the Company has personally guaranteed the lease obligations of the Company.

     A copy of the Industrial Lease Agreement for the premises located at 9337 Bond Avenue, El Cajon, California 92021 is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Louisiana Office.
     ----------------

     The Company's Louisiana office is located at 110 Brush Road, Broussard, Louisiana, 70518 ("Broussard Property") and is situated in a Company-owned 4,000 square feet metal building of which 1,200 square feet is office space and 2,800 square feet is warehouse. The facility is used for the Gulf and East Coast sales as well as manufacturing and warehousing of products. This location is also the training center for fire retardant application and fire safe seminars, a flammability testing laboratory capable of accomplishing several diverse test protocols and the base for the on-site fire safe installation and fire retardant applications.

     The Company owns the Broussard Property, which is mortgaged to one of the Company's lenders, Whitney National Bank, and now stands as collateral for a promissory note in the principal amount of $74,400.00. The monthly payment for the initial five year period is $925.00 per month. The promissory note bears interest on the principal amount due as follows: (1) for the initial five year period the interest rate shall be 8.50 percent per annum; (2) for the second five year period, commencing on December 13, 2001, the interest rate shall be fixed at one-quarter (0.25%) of one percent above Whitney prime; such interest rate to continue for the remainder of the loan, with the final payment being due and payable on December 30, 2006.

     The production process undertaken by each of the Companies location can be classified as light manufacturing. In regards to chemical manufacturing the Company has avoided using hard-to-get raw materials. The chemicals are reasonably simple to manufacture so there is no need to overstock in blended products. The Company has an excellent relationship with all of its suppliers. Most raw materials are available from more than one source. No unique equipment is necessary for manufacturing chemicals, although automation equipment could cut production time in projecting for the future increase in this area. No special skills are needed to manufacture Firextra products. Increased orders will increase the need for raw materials, which should cut the cost for materials.

     The production of the fire resistive textile fabrics currently occupies most of the 6,300 square feet of warehouse in California. The State of California must certify all applicators in order to apply fire retardants. The cost of chemicals is minimum since the Company manufactures the chemicals used for this department. At this time, for topical treatments no unique equipment is needed. As we enter the next phase into the durable market, increase in labor, production automation equipment, and a larger facility will be required.

     A copy of the Promissory Note and Collateral Mortgage executed by the Company in favor of Whitney Bank is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Louisiana Corporate Apartment.
     -----------------------------

     The Company leases an apartment in Lafayette, Louisiana which is located at 211 Liberty Avenue, Lafayette, Louisiana 70508. This apartment is utilized by the Company's principals or employees when visiting the Louisiana facility. The apartment is approximately 900 square feet. The Company leases this space from The Plantations at Lafayette, who is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     Summary of the terms of the lease are as follows:

     Lease Term:         From March 13, 1998 through April 30, 1999.
     Security Deposit:   $200.00
     Rental rate:        $925.00 per month.
     Rental Adjustments: No rental increases.

     Option to Renew: The lease will automatically renew on a month to month basis at the expiration of the term of the lease in the event that the Company or Landlord fails to give 30 days prior notice of their intent to terminate the lease.

     Option to Purchase: Not applicable.

     Real Property Taxes: Lessor is responsible for the payment of property taxes.

     Personal Property Taxes: The Company shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Lessee contained in the premises.

     Utilities: The Company shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: No subleasing allowed.

     Guaranty of Lease: Angela M. Raidl, the largest shareholder, a director and officer of the Company has personally guaranteed the lease obligations of the Company.

     A copy of the Industrial Lease Agreement for the premises located at 211 Liberty Avenue, Lafayette, Louisiana 70508 is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Oil, Gas and Mineral Interest.
     -----------------------------

     On October 31, 1997, the Company has entered into a Oil, Gas and Mineral Lease with Penwell Energy, Inc., a Texas Corporation, giving Penwell the right to drill on a portion of the Company's property located in Lafayette Parish, Louisiana, consisting of approximately 1.0 acres of land. At the present time the Company feels that the Oil, Gas and Mineral Lease has little or no value. Penwell is not affiliated in any way with the Company and the terms of the lease were negotiated at arms-length.

     A Summary of the terms of the lease are as follows:

     Lease Term: Three (3) years.

     Royalties: The Company shall receive royalties on oil, gas, and other minerals set forth in the lease equal to one-fourth (1/4th) of that produced and saved from the land and not used for fuel in conducting operations on the property.

     A copy of the Oil, Gas and Mineral Lease is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Automobile Purchase Contracts.
     -----------------------------

     In September 1996, the Company purchased two Ford F-150 pick-up trucks for use by the Company at its Louisiana facility. The Company borrowed the sum of $42,888.46 from Whitney Bank to purchase these vehicles. The promissory note to Whitney Bank in the principal amount of $42,888.46 was secured by a security agreement in which both Ford F-150 trucks are collateral. This promissory note accrues interest at 7.75% with principal and interest payments of $867 per month. A copy of the Promissory Note and Commercial Security Agreement executed by the Company in favor of Whitney Bank is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     In October 1997, the Company purchased two 1997 Ford F-150 pick-up trucks from Bay City Motors, Inc., of Lafayette, Louisiana, who is not affiliated in any way with the Company and the terms of the purchase were negotiated at arms-length. These vehicles are for use in the Company's business. The purchase of these two vehicles were financed through Regions Bank of Birmingham, Alabama.

     A Summary of the Purchase Financing Terms are as follows:

         Vehicle No 1.       1997 Ford F-150
         -----------------------------------
         VIN:                       1FTDX1720VKC99219
         Purchase Price:            $18,003.78
         Contract Date:             10/13/97
         Amount Financed:           $18,003.78
         Percentage Rate:           8.90%
         Payments:                  48 Months
         Payment Amount:            $448.81 per month
         First Payment:             11/27/97

         Vehicle No 2.      1997 Ford F-150
         ----------------------------------
         VIN:                       1FTDX1720VKD8225
         Purchase Price:            $17,684.28
         Contract Date:             10/14/97
         Amount Financed:           $17,684.28
         Percentage Rate:           8.90%
         Payments:                  48 Months
         Payment Amount:            $440.85 per month
         First Payment:             11/28/97

     The Company also leases various vehicles and equipment from the following companies:

     1997 Ford Expedition Lease. The Company leases a 1997 Ford Expedition for use by the President of the Company. This lease is through Ford Motor Credit and a summary of the lease terms are as follows:

         Vehicle:                   1997 Ford Expedition
         Gross Costs:               38,883.44
         Down Payment:              $5,104.78
         Total Payments:            $24,631.88
         Lease Term:                36 Months
         Monthly Payment:           $575.06

     1997 Ford F-150 Pick Up. The Company leases a 1997 Ford F-150 pick up for use at the California facilities. This lease is through Ford Motor Credit and a summary of the lease terms are as follows:

         Vehicle:                   1997 Ford F-150
         Gross Costs:               $25,994.58
         Down Payment:              $1,514.91
         Total Payments:            $22,795.68
         Lease Term:                48 Months
         Monthly Payment:           $474.91

         IOS Capital Lease.
         -----------------

     The Company leases from IOS Capital Ricoh copier and Canon facsimile machine. A summary of the lease terms are as follows:

         Down Payment:              $182.86
         Lease Term:                60 Months
         Monthly Payment:           $169.71


     Preferred Capital Corporation Equipment Lease
     ---------------------------------------------

     On August 25, 1999, the Company leased various Fire Proofing equipment from Preferred Capital Corporation. The term of the lease is 36 months with monthly payments of $1,666.44. A copy of the Lease documents are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Private Capital Inc. Loan
     -------------------------

     On December 7, 1999, the Company executed a Promissory Note in the principal amount of $100,000 with Private Capital, Inc., with interest thereon at the rate of 72% per annum assessed against the unpaid principal amount of the note commencing on January 7, 2000. The loan is unsecured but is guaranteed by Stephen F. Owens and Angela Raidl, officers and directors of the Company. The Company agrees to repay the note in eight (8) equal monthly installments of $12,500.00 each, plus accrued interest, with a final balloon payment of all accrued interest, if any on August 7, 2000. A copy of the Promissory Note between the Company and Private Capital, Inc., is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
         --------------------------------------------------------------

     Security Ownership of Certain Beneficial Owners
     -----------------------------------------------

     The following table sets forth security ownership information (on a Post-reverse split adjusted basis) as of the close of business on April 19, 1999, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities.

     The following table sets forth security ownership information as of the close of business on April 19, 1999, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities.

         Title of          Name of                      Amount of       Percent
         Class             Beneficial Owner             Ownership       of Class

         Common Stock      Angela M. Raidl              1,016,291        43.36%
                           1951 Tavern Road
                           Alpine, CA 91901

         Common Stock      Edward E. Friloux            175,257           7.47%
                           117 Red Barn Drive
                           Carenco, LA 70520

         Common Stock      Bruce E. Raidl               166,667           7.11%
                           12139 Valhalla Drive
                           Lakeside, CA 92040

         Common Stock      David Ian Foster             157,000           6.69%
                           PO Drawer 5127
                           Lake Charles, LA 70606

         Common Stock      Richard Rosenberg            130,211           5.55%
                           901 Foxpointe Circle
                           Delray Beach, FL 33445

     Angela M. Raidl has sole investment power and sole voting power over the shares set forth in the above table.

     (b) Security Ownership of Management

     The following table sets forth security ownership information (on a Post-reverse split adjusted basis, as of the close of business on April 19, 1999, for any director, executive officer or group of the Company's voting securities:

         Title of          Name of                      Amount of       Percent
         Class             Beneficial Owner             Ownership       of Class

         Common Stock      Angela M. Raidl              1,016,291        43.36%
                           1951 Tavern Road
                           Alpine, CA 91901

         Common Stock      Stephen F. Owens                     0          0.0%
                           1951 Tavern Road
                           Alpine, California 91901

         Common Stock      All Directors & Officers
                           as a Group (2 Persons)       1,016,291        43.36%

     (c) Change in Control.

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons
         ------------------------------------------------------------

     See Item 11 for information on the beneficial ownership of the Company's securities.

     The directors and executive officers of the Company are as follows:

(a) Identity of Directors and Executive Officers.

     Name and Address           Age   Position              Term   Served Since

     Stephen F. Owens           40    President, CEO,       1 Year        1992
     1951 Tavern Road                 and Director
     Alpine, California 91901

     Angela M. Raidl            39    Vice President,       1 Year        1992
     1951 Tavern Road                 Treasurer,
     Alpine, California 91901         Secretary and Director

     Each of the persons listed in the above table possesses sole investment power and sole voting power over the shares set forth in the above table.

     There are no arrangements or understandings between any of the directors or executive officers, or any other person or persons pursuant to which they were selected as directors and/or officers

     Stephen F. Owens - Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Owens, a native of New York and a resident of California, has served as Chief Executive Officer and President since the company's inception. Mr. Owens has 13 years experience in the fire retardant industry, specializing in product evaluations, sales and marketing. Mr. Owens is able to quickly recognize future market requirements and develop effective short range action and long term plans to capitalize on new opportunities. Mr. Owens was Vice President of Sales for International Research Center from 1987 to 1989 prior to founding American Fire Retardant Corporation. He is a member of the National Fire Protection Association. Mr. Owens co-authored along with Mr. Edward E. Friloux the Fire Retardant Applicator's Manual, which has been under copyright protection with the Library of Congress Number TX 3-878-798 since 11 August 1994. Prior to his entry into the fire retardant industry, Mr. Owens served in the United States Army.

     Angela M. Raidl - Vice President, Treasurer, Secretary and a Director. Ms. Raidl, a native of Louisiana and a resident of California, has served as officer and director since the company's inception. Ms. Raidl has 11 years experience in the fire retardant industry, specializing in the management and administration of the day to day responsibilities of the company, including training all clerical staff, cash flow management, receivables, payables, payroll, purchasing and personnel. Ms. Raidl also heads the operations division of American Fire's Fabric Treatment Division, monitoring quality control, researching new ways of increasing production, in addition to soliciting new accounts for this division. Ms. Raidl has held administrative positions for 19 years. She attended Nicholls State University and the University of Southwestern Louisiana, studying Business Administration at both. Ms. Raidl is a Licensed Certified Applicator by the State of California and is a member of the National Fire Protection Association.

     Other Key Advisors and Consultants
     ----------------------------------

     The Company has retained Presidio Capital & Management Corp. of Deerfield Beach, Florida as its financial consultant and advisor, effective on June 11, 1998 by written Consulting Agreement entered into on that date ("Consulting Agreement"). The Consulting Agreement provides that Presidio or its broker-dealer affiliate, Capstone Partners, L.C. ("Capstone") will perform work and render services in connection with the completing of a business plan and offering documentation necessary in conducting a Rule 504 offering of the Company's Common Stock. Additionally, the Consulting Agreement permits Presidio to nominate one director on the board of directors to represent any new group of investors that subscribe to the Offering, assuming the board of directors is no larger than five members. If the board of directors is expanded to seven members, then Presidio has the right to nominate two of such directors. This provision contained in the Consulting Agreement obligates the Company to permit such board composition for a term of five years after the date that the Offering terminates. In exchange for its services under the Consulting Agreement, Presidio or its broker-dealer affiliate, Capstone, were to receive certain compensation established as a set fee and based upon the success of the Offering. The Rule 504 offering was terminated on January 6, 1999 with no shares being sold under said offering.

     A copy of the Consulting Agreement with Presidio Capital is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     On September 27, 1999, the Company entered into an Investment Banking and Consulting Agreement (the "Investment Banking Agreement") with Capstone Partners LLC, a Utah limited liability company. The Investment Banking Agreement provides that Capstone will provide advice and counsel in relation to the Company's strategic business and financial plans, and other strategies, including negotiations with potential lenders and investors, mergers and acquisition candidates, joint ventures, corporate partners and others involving financial and financially related transactions, as well as marketing and public relation matters as requested by the Company. In addition, Capstone is to assist in creating one or more securities offering structures for the Company, either debt and equity offerings, will assist in identifying one or more funding sources and strategies designed to locate investment capital for the Company, and specifically will use its best efforts to identify and negotiate the placement of a "bridge capital" facility currently being undertaken by the Company. Under the terms of the Investment Banking Agreement as compensation of their services Capstone is to receive (i) cash compensation of $2,500 per month for a period of six months, (ii) 23,438 shares of restricted common stock of the Company to be issued and delivered upon certain milestones, and (iii) a warrant entitling Capstone to purchase an additional 23,438 shares at a price equal to 75% of the average bid of the Company's common stock for the five day trading period prior to the date of exercise. The term of the warrant is for three years.

     On March 9, 2000 the Company terminated the agreement for Capstone's lack of performance.

     A copy of the Investment Bank and Consulting Agreement with Capstone Partners LLC, is attached hereto and incorporated herein by reference. See the
Exhibit Index, Part III.

     (1) Directorships

     No Director of the Company or person nominated or chosen to become a director holds any other directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any other company registered as an investment company under the Investment Company Act of 1940.

     (a) Identity of Significant Employees.

     The Company has one employee, Mr. Bruce Raidl, who is not an executive officer, but is expected to make a significant contribution to the Company's business. It is expected that current members of management and the Board of Directors will be the only persons whose activities will be material to the Company's operations. Members of management are the only persons who may be deemed to be promoters of the Company

     (b) Family Relationships.

     Stephen F. Owens, the President and Chairman of the Board is the husband of Angela M. Raidl, the Vice President, Treasurer, Secretary and a director. Additionally, Bruce Raidl, an employee of the Company is the brother of Angela Raidl. Other than the husband-wife relationship of Mr. Owens and Mrs. Raidl, and the brother-sister relationship of Ms. Raidl and Mr. Raidl, there is no family relationship between any director or executive officer of the Company.

     (c) Involvement in Certain Legal Proceedings

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation
-------------------------------

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                           SUMMARY COMPENSATION TABLE
                           ---------------------------

                                                                            Long Term Compensation
                                                                 --------------------------------------------------
                                  Annual Compensation                           Awards              Payouts
                    -----------------------------------------------------------------------------------------------
                                                                                Securities               All
                                                       Other                    Underlying               Other
                                                       Annual    Restricted     Options/       LTIP      Compen-
Name and            Year or                            Compen-   Stock          SAR's          Payouts   sation
Principal           Period    Salary         Bonus     sation)   Awards         (#)            ($)       ($)
Position            Ended     ($)            ($)       ($)
(a)                 (b)       (c)            (d)       (e)       (f)            (g)            (h)       (i)
-------------------------------------------------------------------------------------------------------------------
Angela M. Raidl     1999       $72,000.00    0         0         0              0              0         0
Vice President      1998       $41,346.00    0         0         0              0              0         0
CFO and Secretary

Stephen F. Owens    1999       $25,500.00    0         0         0              0              0         0
President and       1998       $ 1,500.00    0         0         0              0              0         0
CEO

Bruce Raidl         1999       $60,000.00    0         0         0              0              0         0
Employee            1998       $50,000.00    0         0         0              0              0         0

Edward Friloux      1999       $11,200.00    0         0         0              0              0         0
Employee            1998       $32,200.00    0         0         0              0              0         0

     Keyman Life Insurance
     ---------------------

     The Company does not presently own life insurance covering the death of any officer, director or key employee of the Company. The Company is planning to purchase such insurance in order to provide adequate funding for the Company's repurchase of shares of Common Stock from the estate of any officer or director as a result of death, and to provide the Company with capital to replace the executive loss. However, the Company can make no assurance if and when such life insurance coverage will be obtained, and if available, whether the premiums payable for coverage will be reasonable.

     Directors' and Officers' Insurance
     ----------------------------------

     The Company is exploring the possibility of obtaining directors' and officers' liability insurance. The Company has obtained several premium quotations but has not entered into any contractual arrangements with any insurance company to provide said coverage as of the date of this Offering Memorandum. Furthermore, there is no assurance that the Company will be able to obtain such coverage in the future, or that if the coverage is obtainable that the premiums will not be prohibitive.

                   EMPLOYMENT CONTRACTS/STOCK INCENTIVE PLANS
                   ------------------------------------------

     Management Employment Agreements and Compensation
     -------------------------------------------------

     The Company previously entered into written employment agreements effective October 7, 1997 with several key members of the management team, which included Stephen F. Owens, Angela M. Raidl, Bruce E. Raidl and Edward E. Friloux, Sr. Each of these employment agreements established a base monthly salary for the Company's officers, which base salary was to commence as of February 1, 1998. The monthly base salaries for each of the above four individuals were set pursuant in their respective employment agreements as follows:

         Stephen F. Owens ......................  $6,000
         Angela M Raidl ........................  $5,000
         Bruce F. Raidl ........................  $5,000
         Edward E. Friloux, Sr. ................  $3,500

     Prior to these employment agreements becoming effective, all of the above individuals mutually agreed that the agreements were null and void and of no force or effect. All of the above individuals have executed written agreements canceling such employment agreement with the exception of Mr. Edward Friloux who has since refused to cancel his employment agreement. On April 28, 1999 the Company terminated Mr. Friloux for failure to report to work and failure of performance of his duties.

                                  KEY EMPLOYEES
                                  -------------

     At the date of this registration statement, the Company has no other employees that could not be replaced with other non-skilled labor. However, if the Company is to grow, additional key personnel will be needed in the areas of marketing, sales, and new product development. As the company expands, additional sales, marketing, production, and support staff will be added.

Item 7.  Certain Relationships and Related Transactions
         ----------------------------------------------

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS
                     ---------------------------------------

     There have been several significant transactions entered into between the Company and its management during the course of its development. Each of the officers and directors of the Company may engage in other businesses, either individually or through partnerships or corporations in which they have an interest, hold an office or serve on boards of directors. Certain conflicts of interest may arise between the Company and its officers and directors. All of the officers and directors may have other business interests to which they devote their time.

     The Company attempts to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

     During the course of the previous three years, several officers and directors of the Company, as set forth below have received shares of the Company's Common Stock in exchange for their services to the Company and in lieu of cash compensation to which they would have been entitled.

     On April 1, 1997 the Company issued 3,333 post-reverse split adjusted shares of restricted Common Stock to John E. Domingue, a former director and officer of the Company exchange for his services with organization the business and the development of the business plan. These shares were issued at $0.84 per share on a post-reverse split adjusted basis. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Domingue was, at the time of the issuance of said shares, an officer and director of the Company and possessed all information about the Company to make an informed investment decision.

     The Company has also borrowed cash for working capital from certain officers and directors as well as other shareholders of the Company. Each loan has been documented by the Company's promissory notes, which are generally described below, and all loans are current. The Company believes that the terms of all of the loan transactions described herein are based upon terms which are no more or less favorable than terms which would have been agreed to by persons unaffiliated with the Company and that all of the transactions set forth below are otherwise fair to the Company and its shareholders:

     Warren Guidry Note. On October 3, 1997, the Company borrowed the principal sum of $100,000 from Warren Guidry, a shareholder of the Company. Interest accrues at the rate of 10.50% per annum simple interest. Additionally, in consideration for making the loan to the Company, the Company issued 16,667 post-reverse split adjusted shares of Common Stock to the lender. This consideration is included under stock issued for interest expense in the Consolidated Statement of Stockholder's Equity. The note was due and payable in 120 days and the note is now past due. On May 10, 1999, Mr. Guidry granted the Company an extension until August 31, 1999 provided that the Company make agreed upon principal and interest payments of $3,735.37 per month. Mr. Guidry agree to negotiate a further extension on or before August 31, 1999 provided that the Company keeps current on all payments to him.

     Issuance of shares to Founders. On October 16, 1997, AFRC Wyoming realizing that it had failed to issue some 756,350 post-reverse split adjusted shares of Common Stock to its founders resulting from the prior acquisition in 1995 of AFRC LA issued a total of 756,350 post-reverse split adjusted shares as follows:

     Name                           Shares
     Angela Raidl                   382,500 post-reverse split adjusted shares
     Bruce Raidl                    166,667 post-reverse split adjusted shares
     Edward E. Friloux              78,667 post-reverse split adjusted shares
     David Ian Foster               44,500 post-reverse split adjusted shares
     Richard Rosenberg              41,667 post-reverse split adjusted shares
     Rod Guidry Jr.                 34,017 post-reverse split adjusted shares
     David Aucion                   8,333 post-reverse split adjusted shares

     No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All of the above individuals were, at the time when said shares were to have been issued, were founders of the Company and possessed all information about the Company to make an informed investment decision.

     Richard Rosenberg Note Consolidation and Conversion. On March 31, 1999, the Company entered into an agreement with Richard Rosenberg, a shareholder and former director of the Company, which agreement was amended on April 12, 1999, under which Mr. Rosenberg agreed to the convert $34,411.45 of the $77,545.79 debt owing to him by the Company, into 49,159 post-split shares of restricted Common Stock at the rate of $0.70 per share. The price per shares was determined through the negotiations between the Company and Mr. Rosenberg as part of the negotiations in resolving the consolidation of and conversion of the notes owing to Mr. Rosenberg as set forth below.

     Mr. Rosenberg further agreed to consolidate all notes and loans made by him to the Company into one note with a principal balance of $43,134.34, with interest thereon at the rate of 6.0% interest. The Company will make monthly payments of $2,500 per month for 18 months commencing on May 1, 1999.

     In consideration for Mr. Rosenberg's agreement to convert a portion of his debt to common stock and consolidate the note and loans made by him to the Company into one note with a reduced interest rate of 6.0%, the Company agreed to issue Mr. Rosenberg 15,968 shares of restricted common stock.

     Copies of the Agreement dated March 31, 1999, as amended April 12, 1999, along with the consolidated promissory note are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     On September 27, 1999, the Company entered into an Investment Banking and Consulting Agreement with Capstone Partners. A copy of the Agreement between the Company and Capstone Partners is attached hereto and incorporated herein by reference. See Exhibit Index.

     There have been no preliminary contact or discussion by any of the Company's officers, directors, promoters, their affiliates or associates with any representatives of the owners of any business or company regarding the possibility of any acquisitions or mergers transactions, and there are no present plans, proposals, arrangements or understandings with any person or company regarding the possibility of any acquisitions or merger transaction.

                           TRANSACTIONS WITH PROMOTERS
                           ---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item 8.  Description of Securities
         -------------------------

     The  Company  has  one  class  of  securities  authorized,   consisting  of
25,000,000 authorized shares of common stock with a par value of $0.001 per share, of which 2,343,788 shares are issued and outstanding.

                                  COMMON STOCK
                                  ------------

     The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     The shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights.

     In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities of the company. All shares of the common stock now outstanding are fully paid and non-assessable.

                     OUTSTANDING STOCK OPTIONS AND WARRANTS
                     --------------------------------------

     There are no outstanding options or calls to purchase any of the authorized securities of the Company. Pursuant to the terms of the Investment Banking and Consulting Agreement between the Company and Capstone Partners LLC, Capstone was to receive a warrant Capstone to purchase 23,438 restricted shares at a price equal to 75% of the average bid of the Company's common stock for the five day trading period prior to the date of exercise. The term of the warrant was to be for three years. On March 9, 2000 the Company terminated the agreement for Capstone's lack of performance and the warrant was not issued to Capstone.

                                CHANGE IN CONTROL
                                -----------------

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                    PART II.
                                    -------

Item 1. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters
        ------------------------------------------------------------------------

     Market Information. There has never been any established "public market" for shares of common stock of the Company. The Company has submitted an application for listing and quotation on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). If approved for quotation, there can be no assurance that any market for the Company's common stock will develop or be maintained. If a public market develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management may have a substantial adverse impact on any such public market.

     Holders. The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 184.

     Dividends. The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its common stock.

Item 2.  Legal Proceedings
         -----------------

     Friloux v. AFRC
     ---------------

     The Company is a party defendant in the matter Friloux v. American Fire Retardant Corporation. 15th Judicial District Court, Parish of Lafayette, Louisiana, Docket No. 99-5744 "D". In this matter Mr. Friloux filed a Petition seeking a pre-trial judgment alleging (1) that the Company is indebted to Mr. Friloux under the terms of a promissory note dated March 7, 1994 in the principal sum of $100,000 with interest thereon at the rate of 5.0% per annum and that the Company is in breach of said promissory note; (2) that the Company is in breach of an employment contract with Mr. Friloux and is obligated to pay Mr. Friloux back wages; (3) that the Company is indebted to Mr. Friloux for past due health and hospitalization costs due under the alleged employment agreement; and (4) that the Company is indebted to Mr. Friloux as a result of the sale by Mr. Friloux of shares of common stock owned by Mr. Friloux back to the Company. The company filed exceptions to the petition and counsel for Mr. Friloux and the Company have agreed that any and all claims shall be disposed of at trial rather than through Mr. Friloux's pre trial petition. The Company denies the allegations and intends to vigorously defend the complaint of Mr. Friloux. At present Mr. Friloux and the Company are attempting to resolve this matter amicably in order to avoid further costs to either party. A copy of the promissory note dated March 7, 1994 is attached hereto. See Exhibit Index.

     Alman v. AFRC Florida
     ---------------------

     The Company was involved in litigation in the calendar year 1997. The Company's former subsidiary, AFRC Florida was a party defendant in the matter Allen E. Alman and Phyllis S. Alman v. American Fire Retardant Corporation of Florida and Stephen F. Owens. Dade County Florida, Case No. 97-7203 CA 09. The matter was a dispute over the terms of a Stock Purchase Agreement entered into in September 1993 with regard to the purchase by AFRC Florida of all the stock and assets of Apco Equipment Sale Corporation dba Thoro-Sheen Company. This matter was resolved in July 1997 wherein AFRC Florida and Mr. Owens agreed to pay to Mr. And Mrs. Almans the total sum of $51,550, payable $5,775.00 on or before July 15, 1997, $5,775.00 or before August 30, 1997 and the balance of $40,000 in installments of $1,800.00 per month for 24 months commencing on September 30, 1997, until paid in full.

     All payments were made in a timely manner pursuant to the terms of the Joint Stipulation and the final payment was made on September 15, 1999.

     Halvelin v. AFRC
     ----------------

     The Company was a party defendant in the matter of Havelin v. American Fire Retardant Corporation, United States District Court, Southern District of Mississippi, Case No. 1-99CV156GR. The Plaintiff, Jennifer L. Havelin filed suit against the Company alleging that the Company discriminated against the

Plaintiff because Plaintiff was a female. The Plaintiff originally filed a claim with the Equal Employment Opportunity Commission ("EEOC") in May 15, 1998 alleging discrimination and that Plaintiff had been laid off because she was a female. On January 29, 1999 the EEOC dismissed Plaintiffs claim as being without merit. This action arose from the same facts set forth by Plaintiff in her claim with the EEOC. Further, pursuant to Title VII, the Plaintiff had 90 days (i.e. until May 1, 1999) to file a lawsuit in Federal Court with regard to this matter. The Plaintiff filed her action after the prescribed time period.

     On August 25, 1999, the Company settled this matter for a total sum of $5,000 paid by the Company to Ms. Havelin.

     The Company believes that the costs of litigation associated with the pending lawsuit Friloux v. AFRC will have little effect on the results of operations and liquidity of the Company.

     With the exception of the legal proceedings set forth above, the Company is not presently a party to any litigation, claim, or assessment. Further, the Company is unaware of any unasserted claim or assessment, which will have a material effect on the financial position or future operations of the Company.

     Delinquent Payroll Taxes
     ------------------------

     The Company owes the Internal Revenue Service $359,300 including interest for prior delinquent payroll taxes by the Company's former subsidiaries, AFRC Florida and AFRC Louisiana. These payroll taxes became delinquent starting in the 3rd quarter of 1997 through the 4th quarter of 1998. The total delinquent payroll tax liabilities are $166,472 attributed to AFRC Florida and $192,828 attributed to AFRC Louisiana. The Company has retained the tax counsel of Royston & Hebert in Lafayette, Louisiana to represent the Company before the Internal Revenue Service and the Company has submitted an Offer and Compromise work-out agreement to obtain a substantial reduction of the outstanding payroll tax balance due. The Company has since kept current with all present payroll and other tax obligations.

Item 3.  Changes in and Disagreements with Accountants
         ---------------------------------------------

     There has been no change of the independent auditors of the Company and there are no disagreements with such independent auditors.

Item 4.  Recent Sales of Unregistered Securities
         ---------------------------------------

     The following transactions describe the sales of the Company's securities over the last three years:

     Transaction #1.
     --------------

     In January 22, 1997, the Company issued a total of 1,667 post-reverse split adjusted shares of restricted Common Stock at a price of $1.62 per share on a post-reverse split adjusted basis. 833 post-reverse split adjusted shares to Jack Manckia and 834 post-reverse split adjusted shares to Julian Phillips, in conversion of a total of $2,700 owing by the Company to Messrs. Manckia and Philips. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Manckia and Mr. Philips were both lenders to the Company and possessed all information about the Company to make an informed investment decision.

     Transaction #2.
     --------------

     On April 1, 1997 the Company issued 3,333 post-reverse split adjusted shares of restricted Common Stock at a price of $0.84 per share on a post-reverse split adjusted basis, to John E. Domingue, a former director and officer of the Company in lieu of cash, in exchange for his services provided to the Company with organization of the business and the development of the Company's business plan. No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. Mr. Domingue was, at the time of the issuance of said shares, an officer and director of the Company and possessed all information about the Company to make an informed investment decision.

     Transaction #3.
     --------------

     On October 16, 1997, the Company issued 50,833 post-reverse split adjusted shares of Common Stock to five individuals in consideration for their services and financial accommodations provided to the Company.

          16,667 post-reverse split adjusted shares were issued to Warren Guidry for Mr. Guidry's financial accommodations in making a loan of $100,000 to the Company.

          8,333 post-reverse split adjusted shares were issued to Julian Phillips for Mr. Phillips' financial accommodations in making a loan of $30,000 to the Company, and as interest on said loan. Said shares were issued on a deemed value of $4.20 per share on a post-reverse split adjusted basis.

          833 post-reverse split adjusted shares were issued to Gerald Andrus at a price of $4.20 per share on a post-reverse split adjusted basis, in consideration for building maintenance and repair services provided by Mr. Andrus to the Company.

          8,333 post-reverse split adjusted shares were issued to Lewis Rosenberg at a price of $4.20 per share on a post-reverse split adjusted basis, in consideration for legal services provided by Mr. Rosenberg to the Company.

          16,667 post-reverse split adjusted shares were issues to Rich Wambsgans at a price of $4.20 per share on a post-reverse split adjusted basis, in consideration for his consulting and financial services to the Company. Mr. Wambsgans is an accredited investor.

     No underwriters were used in any of these transactions. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All parties had a direct relationship with the Company and possessed all information about the Company to make an informed investment decision.

     Transaction #4.
     --------------

     On October 16, 1997, AFRC Wyoming realizing that it had failed to issue some 756,350 post-reverse split adjusted shares of Common Stock to its founders resulting from the prior acquisition in 1995 of AFRC LA issued a total of 756,350 post-reverse split adjusted shares as follows:

         Name                       Shares
         Angela Raidl ..........    382,500 post-reverse split adjusted shares
         Bruce Raidl ...........    166,667 post-reverse split adjusted shares
         Edward E. Friloux ..       78,667 post-reverse split adjusted shares
         David Ian Foster ......    44,500 post-reverse split adjusted shares
         Richard Rosenberg ....     41,667 post-reverse split adjusted shares
         Rod Guidry Jr. ........    34,017 post-reverse split adjusted shares
         David Aucion ..........    8,333 post-reverse split adjusted shares

     No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All of the above individuals were, at the time when said shares were to have been issued, were founders of the Company and possessed all information about the Company to make an informed investment decision.

     Transaction #5.
     --------------

     Private Placement Offering dated October 20, 1997 consisting of 250,000 post-reverse split adjusted shares of Common Stock under which all 250,000 post-reverse split adjusted shares of Common Stock were sold pursuant to an exemption from registration provided by Rule 504, at a price of $0.12 per share on a post-reverse split adjusted basis, for a total of $30,000 to the following:

     Gooding Investments, Ltd. ....   100,000 post-reverse split adjusted shares
     Glen Agar Investments, Ltd. ..   100,000 post-reverse split adjusted shares
     Victor Keel ..................    50,000 post-reverse split adjusted shares

     Transaction #6.
     --------------

     Private Placement Offering dated October 27, 1997 consisting of 135,667 post-reverse split adjusted shares of Common Stock under which a total of 46,905 post-reverse split adjusted shares of Common Stock were sold between October 27, 1997 and July 1998, at $4.20 per share on a post-reverse split adjusted basis, for a total of $197,000 raised. The securities were sold pursuant to an exemption from registration provided by Rule 504 to a class of investors being comprised of both accredited and non-accredited investors who were residents of various states. 380 of said shares represent fractional shares rounded up as a result of the reverse stock split.

     Transaction #7.
     --------------

     On  December  28,  1998,   the  Company  issued  an  aggregate  of  255,923
post-reverse split shares of Common Stock to five individuals in consideration of cash, services and to correct a prior transfer.

          96,590 post-reverse split adjusted shares were issued to Edward E. Friloux in consideration for the chemical engineering services provided by Mr. Friloux to the Company valued at $17,386.

          112,500 post-reverse split adjusted shares were issued to David Ian Foster in consideration for the chemical engineering services provided by Mr. Foster to the Company valued at $19,205.

          33,333 post-reverse split adjusted shares were issued to Angela Raidl, who in May 1998, in error transferred 33,333 post-reverse split adjusted shares to Ruth and Richard Rosenberg for financial accommodations provided by Mr. and Mrs. Rosenberg to the Company. These shares should have been issued from the Company and not from Mrs. Raidl personally. Accordingly, the issuance of these 33,333 post-reverse split adjusted shares were to repay Ms. Raidl for the shares that Ms. Raidl transferred on behalf of the Company to Mr. and Mrs. Rosenberg.

          6,750   post-reverse  split  adjusted  shares  were  issued  to  Lewis
     Rosenberg for interest expense of $2,363 on loans made by Lewis Rosenberg to the Company.

          6,750 post-reverse split adjusted shares were issued to Richard Rosenberg for interest expense of $2,362 on loans made by Richard Rosenberg to the Company.

     No underwriters were used. The securities were issued pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933. All parties had a direct relationship with the Company and possessed all information about the Company to make an informed investment decision.

     Transaction #8.
     --------------

     On March 31, 1999, the Company entered into an agreement with Richard Rosenberg, a shareholder and former director of the Company, which agreement was amended on April 12, 1999, under Mr. Rosenberg agreed to the convert $34,411.45 of the $77,545.79 debt owing to him by the Company, into 49,159 post-reverse split adjusted shares of restricted Common Stock at the rate of $0.70 per share, which price was negotiated at arms length between the Company and Mr. Rosenberg. Mr. Rosenberg further agreed to consolidate all notes and loans made by him to the Company into one note with a principal balance of $43,134.34, with interest thereon at the rate of 6.0% interest. The Company will make month payments of $2,500 per month for 18 months commencing on May 1, 1999. In consideration for Mr. Rosenberg's agreement to convert a portion of his debt to common stock and consolidate the note and loans made by him to the Company into one note with a reduced interest rate of 6.0%, the Company agreed to issue Mr. Rosenberg 15,968 post-reverse split adjusted shares of restricted common stock. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933 and Mr. Rosenberg is an accredited investor.

     Transaction #9.
     --------------

     On September 22, 1999, pursuant to the terms of that certain Investment Banking Agreement between the Company and Capstone Partners LLC, a Utah limited liability company and an NASD-member broker-dealer, the Company issued 5,859 post-split adjusted shares of restricted common stock to Capstone Partners for investment banking and consulting services provided b Capstones Partners. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Section 4(2) of the Securities Act of 1933 and Capstone Partners is an accredited investors.

Item 5.  Indemnification of Directors and Officers
         -----------------------------------------

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role.

     Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751 (4) of the NRS limits  indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

     The Articles of Incorporation provide for above-referenced indemnification provisions of the NRS. This right to indemnification continues as to persons who have ceased to be agents of the Company and inures to the benefit of such persons' heirs, executors and administrators.

                                    PART F/S
                                    --------

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S
                                 ---------------
                                                                      Page
                                                                      ----

Independent Auditors' Report ........................................... 42
Consolidated Balance Sheet ............................................. 43
Consolidated Statements of Operations .................................. 45
Consolidated Statements of Stockholders' Equity (Deficit) .............. 46
Consolidated Statements of Cash Flows .................................. 47
Notes to the Consolidated Financial Statements ......................... 49

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors
American Fire Retardant Corporation and Subsidiary
San Diego, California


We have audited the accompanying consolidated balance sheet of American Fire Retardant Corporation and Subsidiary as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Fire Retardant Corporation and Subsidiary as of December 31, 1999 and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
April 5, 2000

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                           Consolidated Balance Sheet


                                     ASSETS
                                     ------
                                                                  December 31,
                                                                      1999
                                                                  ------------
CURRENT ASSETS

   Cash                                                           $     3,408
   Undeposited funds                                                    9,821
   Inventory (Note 1)                                                 174,978
   Accounts receivable, net (Notes 1 and 4)                           539,197
                                                                  -----------

     Total Current Assets                                             727,404
                                                                  -----------

PROPERTY AND EQUIPMENT (Notes 1 and 3)                                240,180
                                                                  -----------

OTHER ASSETS

   Restricted cash (Note 4)                                           173,981
   Intangible assets, net                                              42,500
   Deposits and other assets                                           15,115
                                                                  -----------

     Total Other Assets                                               231,596
                                                                  -----------

     TOTAL ASSETS                                                 $ 1,199,180
                                                                  ===========


     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                     Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------
                                                                  December 31,
                                                                      1999
                                                                  ------------
CURRENT LIABILITIES

   Accounts payable                                               $   238,238
   Accrued expenses (Note 10)                                         422,148
   Unearned revenue                                                    96,986
   Shareholder loans (Note 6)                                         209,739
   Notes payable, current portion (Note 5)                            223,372
   Capital leases, current portion (Note 7)                             7,969
   Line of credit (Note 4)                                            755,064
                                                                   ----------

     Total Current Liabilities                                      1,953,516
                                                                   ----------

LONG-TERM LIABILITIES

   Notes payable (Note 5)                                             199,825
   Capital leases, long-term portion (Note 7)                          36,855
                                                                   ----------

     Total Long-Term Liabilities                                      236,680
                                                                   ----------

     Total Liabilities                                              2,190,196
                                                                   ----------

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, $0.001 par value; 25,000,000
    shares authorized, 2,349,647 shares issued and
    outstanding                                                         2,350
   Additional paid-in capital                                         921,710
   Accumulated deficit                                             (1,915,076)
                                                                   -----------

     Total Stockholders' Equity (Deficit)                            (991,016)
                                                                   -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)          $1,199,180
                                                                   ==========



     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Operations


                                                     For the Years Ended
                                                          December 31,
                                                -------------------------------
                                                   1999                 1998
                                                ---------             ---------

NET SALES                                     $ 2,452,906           $ 2,059,896

COST OF SALES                                     786,482               546,087
                                                ---------             ---------

GROSS MARGIN                                    1,666,424             1,513,809
                                                ---------             ---------

OPERATING EXPENSES

   Selling, general and administrative            717,441               628,532
   Payroll expense                                484,805               844,215
   Outside services                               353,808               152,174
   Travel and entertainment                       251,610                87,863
   Depreciation and amortization expense           68,592                39,286
   Bad debt expense                                22,042                17,370
                                                ---------             ---------

     Total Operating Expenses                   1,898,298             1,769,440
                                                ---------             ---------

LOSS FROM OPERATIONS                             (231,874)             (255,631)
                                                ---------             ---------

OTHER EXPENSES

   Interest expense                              (476,330)             (255,473)
                                                ---------             ---------

     Total Other Expenses                        (476,330)             (255,473)
                                                ---------             ---------

LOSS BEFORE INCOME TAXES                         (708,204)             (511,104)

PROVISION FOR INCOME TAXES (Note 1)                  -                     -
                                                ---------             ---------

NET LOSS                                        $(708,204)            $(511,104)
                                                =========             =========

BASIC LOSS PER SHARE                            $   (0.30)            $   (0.25)
                                                =========             =========

BASIC WEIGHTED AVERAGE SHARES                   2,327,193             2,059,754
                                                =========             =========



     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
            Consolidated Statements of Stockholders' Equity (Deficit)


                                            Common Stock            Additional        Stock
                                     ---------------------------     Paid-in       Subscription    Accumulated
                                       Shares          Amount        Capital        Receivable       Deficit
                                     ------------   ------------   ------------    ------------   ------------

Balance, December 31, 1997             2,017,953    $     2,018    $   730,369     $   (30,000)   $  (695,768)

Common stock issued for cash
 at $3.87 per share                        4,785              5         18,495          -              -

Receipt of stock subscription             -              -               -              30,000         -

Common stock issued for
 services and interest
 at $0.21 per share                      255,923            256         52,726          -              -

Contributed capital for
 services rendered                        -              -              70,500          -              -

Net loss for the year ended
 December 31, 1998                        -              -               -              -            (511,104)
                                     ------------   ------------   ------------    ------------   ------------

Balance, December 31, 1998             2,278,661          2,279        872,090          -          (1,206,872)

Common stock issued for
 debt conversion at $0.70
 per share                                65,127             65         45,525          -              -

Common stock issued for
 services rendered at $0.70
 per share                                 5,859              6          4,095          -              -

Net loss for the year ended
 December 31, 1999                          -                -           -              -            (708,204)
                                     ------------   ------------   ------------    ------------   ------------

Balance, December 31, 1999             2,349,647          2,350    $   921,710     $    -         $(1,915,076)
                                     ============   ============   ============    ============   ============



     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Cash Flows


                                                        For the Years Ended
                                                            December 31,
                                                    ---------------------------
                                                       1999            1998
                                                    ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                          $  (708,204)   $  (511,104)
  Adjustments to reconcile net loss to net cash
   (used) by operating activities:
    Common stock issued for services and interest         4,101         52,982
    Depreciation and amortization                        68,593         67,018
    Bad debt expense                                     22,042         17,370
    Capital contributed for services rendered            -              70,500
   Change in Assets and Liabilities:
    (Increase) decrease in restricted cash             (111,924)       (62,057)
    (Increase) decrease in accounts receivable          (88,937)       (56,192)
    (Increase) decrease in deferred charges              -             (44,486)
    (Increase) decrease in deposits                       1,257         (6,683)
    (Increase) decrease in inventory                    (34,483)       (77,128)
    Increase (decrease) in accounts payable             172,352        (21,308)
    Increase (decrease) in accrued expenses             192,827        155,661
   (Increase) decrease in undeposited funds              (9,821)         -
    Increase (decrease) in unearned revenue              54,296          -
                                                    ------------   ------------

       Net Cash (Used) by Operating Activities         (437,901)      (415,427)
                                                    ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                              (82,170)       (15,866)
                                                    ------------   ------------

       Net Cash (Used) by Investing Activities          (82,170)       (15,866)
                                                    ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from sale of common stock                     -              48,500
  Proceeds from notes payable - related                 115,726        129,000
  Payments on notes payable - related                   (87,983)       (85,300)
  Proceeds from notes payable                           292,643        382,590
  Proceeds from lines of credit                         336,195          -
  Payment on lines of credit                             (9,367)       (79,517)
  Payment on notes payable                             (123,735)       (47,891)
                                                    ------------   ------------
       Net Cash Provided by Financing Activities    $   523,479    $   347,382
                                                    ------------   ------------

              The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Continued)


                                                        For the Years Ended
                                                             December 31,
                                                    ---------------------------
                                                        1999           1998
                                                    ------------   ------------

NET INCREASE (DECREASE) IN CASH                     $     3,408    $   (83,911)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR           -              83,911
                                                    ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR            $     3,408    $    -
                                                    ============   ============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR

  Interest                                          $   334,745    $   208,490
  Income taxes                                      $    -         $    -

NON-CASH FINANCING ACTIVITIES

  Stock issued for conversion of note payable       $    45,590    $    -


     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a. Organization

          American Fire Retardant Corporation, a Nevada corporation, ("American Fire" or the "Company") is a fire protection company that specializes in fire prevention and fire containment. The Company is in the business of developing, manufacturing and marketing a unique line of interior and exterior fire retardant chemicals and provides fire resistive finishing services through the Company's "Textile Processing Center" for commercial users. The Company also specializes in designing new technology for future fire resistive applications that are being mandated by local, state and governmental agencies. As specialists in fire safe systems, the Company is active in the construction industry as sub-contractors for fire stop and fire film installations.

          The Company originally commenced operations as American Fire Retardant Corporation, a corporation organized under the laws of the State of Florida ("AFRC Florida") on November 20, 1992.

          On June 1, 1993, the Board of Directors of AFRC Florida unanimously agreed to incorporate in the State of Louisiana, as a separate and distinct entity having the same shareholders of AFRC Florida.

          On June 29, 1993, American Fire Retardant Corporation, a Louisiana Corporation ("AFRC Louisiana") was formed. AFRC Louisiana was initially authorized to issue a total of 1,000 shares of common stock, without par value.

          On March 4, 1994, AFRC Florida qualified to do business in the State of California under the name American Fire Retardant Corporation.

          On June 15, 1995, by unanimous consent of the shareholders of both AFRC Florida an AFRC Louisiana, it was adopted that a new corporation be formed in the State of Wyoming under the name American Fire Retardant Corporation ("AFRC Wyoming"). The new Wyoming corporation, AFRC Wyoming would acquire all the issued and outstanding shares from the shareholders of AFRC Florida and AFRC Louisiana, in exchange for newly issued shares of AFRC Wyoming, whereby AFRC Florida and AFRC Louisiana would be wholly-owned subsidiaries of AFRC Wyoming.

          On July 24, 1995, AFRC Wyoming applied for and received approval from the State of Wyoming to be domesticated in Wyoming without any break in the corporate existence.

          The Board of Directors of AFRC Wyoming unanimously resolved on December 30, 1996 pursuant to Section 17-6-1002 of the Wyoming Business Corporation Act, to amend the Articles of Incorporation to increase its authorized capital from 1,000 shares of common stock to an unlimited number of shares of common stock, without par value.

          Accordingly, in January 1998, AFRC Wyoming formed AFRC Nevada (i.e. the present Company). AFRC Nevada is authorized to issue a total of 25,000,000 shares of common stock, $0.001 par value.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          a. Organization (Continued)

          The Board of Directors of AFRC Wyoming unanimously resolved on September 3, 1998 to effect a one-for-twelve (1-for-12) reverse stock split of all issued and outstanding shares of the common stock of the Company as of September 1, 1998. At a special meeting of the shareholders of the Company held on September 29, 1998, the shareholders approved the reverse stock split.

          On March 17, 1999, at a special meeting of the shareholders of the Company, the shareholders authorized the restructuring of the Company to simplify its corporate structure by:

          1) Merging its wholly-owned subsidiary, AFRC Louisiana into AFRC Wyoming, whereupon the separate corporate existence of AFRC Louisiana would cease;

          2) Merging its wholly-owned subsidiary, AFRC Florida into AFRC Wyoming, whereupon the separate corporate existence of AFRC Florida would cease;

          The shareholders further authorized the Company to change its domicile to the State of Nevada through the merger of the Company (i.e., AFRC Wyoming) with and into AFRC Nevada, with no change in the nature of the business or management of the Company and no dilution to the shareholders or change in the shareholdings of the Company.

          The Merger of AFRC Louisiana, with and into its parent AFRC Wyoming was completed on March 25, 1999.

          The Merger of AFRC Florida, with and into its parent AFRC Wyoming was completed on March 25, 1999.

          On March 31, 1999, as the final step of the restructuring of the Company, the merger of AFRC Wyoming, the parent with and into AFRC Nevada, for the sole purpose of changing the domicile of the Company from that of Wyoming to that of Nevada was completed.

          b. Accounting Method

          The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

          c. Cash and Cash Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          d. Accounts Receivable

          Accounts receivable are shown net of an allowance for doubtful accounts of $16,461 at December 31, 1999.

          e. Basic Loss Per Share

          The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during each period presented.

                                                    For the Year Ended
                                                    December 31, 1999
                                          ------------------------------------
                                              Loss       Shares     Per Share
                                          (Numerator) (Denominator)  Amount
                                           ---------   -----------  ---------

              Net loss                    $ (708,204)   2,327,193   $   (0.30)
                                           =========   ===========  ==========


                                                    For the Year Ended
                                                    December 31, 1998
                                          ------------------------------------
                                              Loss        Shares     Per Share
                                          (Numerator) (Denominator)   Amount
                                          ----------   -----------   ---------

              Net loss                    $ (511,104)   2,059,754    $  (0.25)
                                          ==========   ===========   =========

          f. Principles of Consolidation

          The consolidated financial statements include those of American Fire Retardant Corporation and its wholly-owned subsidiary, American Fire Retardant Corporation (California) for 1998. In 1999, all of the companies were merged into a Nevada corporation. All significant intercompany transactions and accounts have been eliminated in the consolidation. Accordingly, the 1998 financial statements are consolidated, and the 1999 financial statements are not.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          g. Property and Equipment

          Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Leasehold improvements are being amortized over their estimated useful lives. Depreciation is computed using the straight-line and accelerated methods as follows:

                 Machinery and equipment                    4-5 years
                 Vehicles                                     5 years
                 Building                                  39.5 years
                 Furniture and fixtures                       5 years
                 Leasehold improvements                       7 years

          Depreciation expense for the years ended December 31, 1999 and 1998 was $38,593 and $33,433, respectively.

          h. Revenue Recognition

          Revenue is recognized using the percentage of completion method for fire retardant and prevention projects. The amount of revenue recognized at year-end is the portion of the total contract price that the cost expended to date bears to the anticipated final total cost, based on current estimates of costs to complete. It is not related to the progress billings to the customers. At the time a loss on a contract becomes know, the entire amount of the estimated loss is recognized in the financial statements. Additionally, the Company recognizes revenue upon delivery of fire prevention materials.

          i. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          j. Concentrations of Risk

          Cash
          ----

          At times, the Company has demand deposits in excess of amounts protected by FDIC insurance.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                  Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          j. Concentrations of Risk (Continued)

          Accounts Receivable
          -------------------

          Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risk in the normal course of its business.

          Sales
          -----

          The Company had one customer in 1999 which accounted for 10% of the net sales.

          k. Provision for Income Taxes

          No provision for income taxes has been accrued because the Company has net operating loss carryovers. The net operating loss carryforwards of approximately $1,800,000 at December 31, 1999, expire in 2019. No tax benefit has been reported in the consolidated financial statements because the Company is uncertain if the carryforwards will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

          l. Inventory

          Inventories are stated at the lower of cost or market value using the first-in, first-out method of valuation. Inventories consisted of $158,414 of finished goods and $16,564 of raw materials.

          m. Advertising

          The Company expenses advertising costs as they are incurred.

          n. Deferred Charges

          Formulation 238

          In November 1998, the Company acquired Formulation 238 for $45,000. The cost of $45,000 is being amortized over a five year life and is shown in the deferred charges net of accumulated amortization of $10,500 at December 31, 1999.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          n. Deferred Charges (Continued)

          Fabric Protection
          -----------------

          In 1995, the Company purchased various pieces of equipment and customer lists for $40,000. The amount is being amortized over a 5 year period and is shown net of $32,000 of accumulated amortization at December 31, 1999 as part of the deferred charges.

          Thorosheen
          ----------

          In July 1997, the Company purchased various customer lists and technologies for $40,000. The amount was amortized over a 2 year period and is shown net of $40,000 of accumulated amortization.

          Amortization  expense  for the three  deferred  charges  for the years
          ended   December   31,  1999  and  1998  was   $30,000  and   $33,585,
          respectively.

          o. Change in Accounting Principle

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements. The Company adopted SFAS No. 133 prior to the issuance of SFAS No. 137 which pushes the effective date back to fiscal years beginning after June 15, 2000.

          p. Reverse Stock Split

          In September 1998, the Board of Directors authorized a 1-for-12 reverse stock split. All references to common stock have been retroactively restated to reflect the reverse stock split.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 - GOING CONCERN

          These consolidated financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern.

          Management is presently pursuing plans to increase sales volume, reduce administrative costs, and improve cash flows as well as obtain additional financing through stock offerings. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain.

NOTE 3 - PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following at December 31, 1999:

                                                                   December 31,
                                                                       1999
                                                                   ------------

              Machinery and equipment                              $   184,302
              Vehicles                                                  93,605
              Building                                                  90,733
              Land                                                      10,000
              Furniture and fixtures                                    21,652
              Leasehold improvements                                     5,324
                                                                   ------------
                                                                       405,616
              Less accumulated depreciation                           (165,436)
                                                                   ------------
                                                                   $   240,180
                                                                   ============

          The Company signed an oil, gas and mineral lease on October 31, 1997 with a Texas corporation on the land in Broussard, Louisiana. The lease is for the initial term of 3 years with minimum annual rents of $200 per year. The Company has not received any royalty revenue in the years ended December 31, 1999 or 1998.

NOTE 4 - LINE OF CREDIT

          The Company has entered into a purchase and security agreement with Private Capital, Inc. (Private Capital) wherein the Company may take advances against its accounts receivables. The balance due Private Capital at December 31, 1999 was $755,064. The Company is required to maintain a reserve account balance of 22% of the total advances. The reserve account balance at December 31, 1999 was $173,981. Private
          Capital charges the Company an 8% discount on all receivables purchased.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 5 - NOTES PAYABLE

          Notes payable at December 31, 1999 consisted of the following:

                                                                                       December 31,
                                                                                          1999
          Note payable to a bank secured by property and equipment, interest at  8.5%  on the  outstanding  balance,  principal  and  interest payments of $925, due monthly, maturing December
          2006.                                                                       $     58,557

          Note payable to a bank, secured by property accruing
          interest at 7.75%, principal and  interest payments of
          $867 due monthly, maturing September 2001.                                        16,768

          Note payable to a bank, secured by equipment accruing
          interest at 12.5%, with a balloon payment due April 15, 2001.                      7,796

          Notes  payable to a bank,  secured by vehicles,  accruing  interest at
          8.9%,  principal and interest payments of $866, maturing October 2001.
                                                                                            16,838

          Note payable to St. Martin Bank bearing interest at 9.75%,
          secured by building and due on April 20, 2006.                                   146,238

          Note payable to an individual, unsecured, interest rate of
          72% if the Company defaults.  Principal and interest payments
          of $12,500 due monthly, maturing August 2000.                                    100,000

          Note payable to suppliers, secured by equipment,
          interest at 10%, due on demand.                                                   77,000
                                                                                      -------------

             Total notes payable                                                           423,197

             Less: current portion                                                        (223,372)
                                                                                      -------------
             Long-term notes payable                                                  $    199,825
                                                                                      =============

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 5 - NOTES PAYABLE (Continued)

          Maturities of long-term debt are as follows:

          Year ending December 31:

               2000                                                                   $    223,372
               2001                                                                         43,418
               2002                                                                         29,292
               2003                                                                         32,427
               2004                                                                         34,947
               Thereafter                                                                   59,741
                                                                                      -------------

          Total                                                                       $    423,197
                                                                                      =============

NOTE 6- SHAREHOLDER LOANS

                                                                                       December 31,
                                                                                          1999
                                                                                      -------------
          Note  payable to  shareholder  dated  November 3, 1996 and February 3,
          1997, interest imputed at 10%, unsecured, due on demand.                    $     38,000

          Note payable to shareholder  dated October 28, 1998,  bearing interest at 6.00%,  guaranteed by the president of the Company,  due on demand.
                                                                                            75,870

          Note payable to shareholder dated October 3, 1997, bearing interest at
          10.50%,   secured  by  Company  stock  and  due  August  1999.                    95,869
                                                                                      -------------

                                                                                      $    209,739
                                                                                      =============

     All amounts are due on demand and are classified as current liabilities.

                      AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 7 - CAPITAL LEASES

          Equipment payments under capital leases as of December 31, 1999 is summarized as follows:

                 Year Ended
                 December 31,

                    2000                                            $   19,997
                    2001                                                19,997
                    2002                                                19,997
                    2003                                                11,665
                                                                    -----------

                 Total minimum lease payments                           71,656

                 Less interest and taxes                               (26,832)
                                                                    -----------
                 Present value of net minimum lease payments            44,824

                 Less current portion                                   (7,969)
                                                                    -----------
                 Long-term portion of capital lease obligations     $   36,855
                                                                    ===========

NOTE 8 - COMMITMENTS AND CONTINGENCIES

          Leases
          ------

          The Company leases office space under a non-cancelable operating lease. The lease calls for monthly payments of $4,155 and expires May 31, 2002. The Company has leased an apartment in Louisiana which calls for monthly payments of $925 per month and expires on April 30, 1999. Future minimum lease payments are as follows:

                                                     Amount
                                               ------------------

                     2000                      $           49,860
                     2001                                  49,860
                     2002                                  24,930
                                               ------------------

                      Total                    $          124,650
                                               ==================

          Rent expense for the years ended December 31, 1999 and 1998 was $63,020 and $63,244, respectively.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Continued)

          Employment Contract
          -------------------

          The Company has an employment contract with a key employee. Under the terms of this contract, the Company is committed to paying this individual $3,500 in salary per month through November 1, 2003. Salary expense under this contract for the years ended December 31, 1999 and 1998 was $38,500 and $38,500, respectively. This contract is currently in dispute.

          Vehicle and Equipment Operating Leases
          --------------------------------------

          The Company has leased two vehicles under operating leases which call for combined monthly payments of $1,050 per month. The operating leases expire in 2000.

          Royalty Agreement
          -----------------

          The Company has committed to paying an individual $0.75 per gallon in royalties on the sale of Fyberix 2000V. The royalties are payable monthly. Royalty expense for the years ended December 31, 1998 and 1997 was $-0- and $-0-, respectively, as there have been no sales of Fyberix 2000V.

NOTE 9 - STOCK ISSUANCES

          In January, March and May 1998, the Company issued 4,785 shares of common stock at $3.87 per share for cash.

          On December 29, 1998, the Company issued 209,090 shares of common stock valued at $0.175 per share for consulting services.

          On December 29, 1998, the Company issued 46,833 shares of common stock valued at $0.35 per share for interest expense.

          On March 31, 1999, the Company issued 65,127 shares of common stock at $0.70 per share for reduction in a related party note payable and interest.

          On September 22, 1999, the Company issued 5,859 shares of common stock at $0.70 per share for consulting services.

          Currently, the Company has no established market for its common stock. Accordingly, the stock issuance are valued at the fair market value of the goods or services received.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 10 - ACCRUED EXPENSES

          Accrued expenses consisted of the following at December 31, 1999:

               Contract liability                             $         30,000
               Payroll taxes - federal and state                       359,300
               Accrued interest                                         12,791
               Sales tax payable                                        20,057
                                                              ----------------

                                                              $        422,148
                                                              ================

          The Company is delinquent in paying payroll taxes. Interest and penalties have been accrued on the payroll taxes and are included in the $359,300 liability. The Company has been current in their payments from June 1998 to date and, as they are able to, are making additional monthly payments on the delinquent taxes.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998

                                 C O N T E N T S

                                                                        Page
                                                                        ----
Independent Auditors' Report ............................................ 62
Consolidated Balance Sheet .............................................. 63
Consolidated Statements of Operations ................................... 65
Consolidated Statements of Stockholders' Equity (Deficit) ............... 66
Consolidated Statements of Cash Flows ................................... 67
Notes to the Consolidated Financial Statements .......................... 69

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors
American Fire Retardant Corporation and Subsidiary
San Diego, California


We have audited the accompanying consolidated balance sheet of American Fire Retardant Corporation and Subsidiary as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Fire Retardant Corporation and Subsidiary as of December 31, 1998 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Jones, Jensen & Company
Salt Lake City, Utah
March 10, 1999

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                           Consolidated Balance Sheet


                                     ASSETS
                                     ------
                                                                  December 31,
                                                                      1998
                                                                  ------------
CURRENT ASSETS

   Inventory (Note 1)                                             $   140,495
   Accounts receivable, net (Notes 1 and 4)                           472,302
                                                                  -----------

     Total Current Assets                                             612,797
                                                                  -----------

PROPERTY AND EQUIPMENT (Notes 1 and 3)                                196,603
                                                                  -----------

OTHER ASSETS

   Restricted cash (Note 4)                                            71,519
   Intangible assets, net                                              72,500
   Deposits and other assets                                           16,372
                                                                  -----------

     Total Other Assets                                               160,391
                                                                  -----------

     TOTAL ASSETS                                                 $   969,791
                                                                  ===========


     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                     Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                  December 31,
                                                                      1998
                                                                  ------------
CURRENT LIABILITIES

   Cash overdraft                                                 $     9,462
   Accounts payable                                                    65,887
   Accrued expenses (Note 9)                                          229,321
   Unearned revenue                                                    42,690
   Shareholder loans (Note 6)                                         215,700
   Notes payable, current portion (Note 5)                            225,697
   Line of credit (Note 4)                                            418,869
                                                                  -----------

     Total Current Liabilities                                      1,207,626
                                                                  -----------

LONG-TERM LIABILITIES

   Notes payable (Note 5)                                              94,668
                                                                  -----------

     Total Liabilities                                              1,302,294
                                                                  -----------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, $0.001 par value, 25,000,000 shares
    authorized, 2,278,661 shares issued and outstanding                 2,279
   Additional paid-in capital                                         872,090
   Accumulated deficit                                             (1,206,872)
                                                                  -----------

     Total Stockholders' Equity (Deficit)                            (332,503)
                                                                  -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)         $   969,791
                                                                  ===========



     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Operations


                                                      For the Years Ended
                                                           December 31,
                                                  ---------------------------
                                                      1998           1997
                                                  ------------   ------------

NET SALES                                         $ 2,059,896    $ 1,906,935

COST OF SALES                                         546,087        787,488
                                                  ------------   ------------

GROSS MARGIN                                        1,513,809      1,119,447
                                                  ------------   ------------

EXPENSES

   Selling, general and administrative              1,712,784      1,212,230
   Depreciation and amortization expense               39,286         23,495
   Bad debt expense                                    17,370         39,523
                                                  ------------   ------------

     Total Expenses                                 1,769,440      1,275,248
                                                  ------------   ------------

LOSS FROM OPERATIONS                                 (255,631)      (155,801)
                                                  ------------   ------------

OTHER EXPENSES

   Interest expense                                  (255,473)      (222,124)
                                                  ------------   ------------

     Total Other Expenses                            (255,473)      (222,124)
                                                  ------------   ------------

LOSS BEFORE INCOME TAXES                             (511,104)      (377,925)

PROVISION FOR INCOME TAXES (Note 1)                    -              -
                                                  ------------   ------------

NET LOSS                                          $  (511,104)   $  (377,925)
                                                  ============   ============

BASIC LOSS PER SHARE                              $     (0.25)   $     (0.34)
                                                  ============   ============

BASIC WEIGHTED AVERAGE SHARES                       2,059,754      1,100,105
                                                  ============   ============



     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
            Consolidated Statements of Stockholders' Equity (Deficit)


                                                   Common Stock            Additional       Stock
                                                 ----------------           Paid-In      Subscription   Accumulated
                                              Shares        Amount          Capital       Receivable      Deficit
                                           ------------   ------------   -------------   ------------   ------------
Balance, December 31, 1996                     913,270    $       913    $    317,973    $    -         $  (317,843)

Stock issued for cash                          292,499            293         208,207        (30,000)        -

Additional founders' shares issued             756,350            756            (756)        -              -

Stock issued for services                       54,167        216,301         111,272         -              -

Stock issued for interest                       25,000             25         104,975         -              -

Stock issued for conversion
 of note payable                                 1,667              2           2,698         -              -

Stock issuance costs                            -              -              (14,000)        -              -

Net loss for the year ended
 December 31, 1997                              -              -                -             -            (377,925)
                                           ------------   ------------   -------------   ------------   ------------

Balance, December 31, 1997                   2,017,953          2,018         730,369        (30,000)      (695,768)

Common stock issued for cash                     4,785              5          18,495         -              -

Receipt of stock subscription                   -              -                -             30,000         -

Common stock issued for
 services and interest                         255,923         52,982          52,726         -              -

Contribution of capital by
 shareholder for services
 rendered                                       -              -               70,500         -              -

Net loss for the year ended
 December 31, 1998                              -              -                -             -            (511,104)
                                           ------------   ------------   -------------   ------------   ------------

Balance, December 31, 1998                   2,278,661    $     2,279    $    872,090    $    -         $(1,206,872)
                                           ============   ============   =============   ============   ============

     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                      Consolidated Statements of Cash Flows



                                                                          For the Years Ended
                                                                              December 31,
                                                                      ---------------------------
                                                                         1998            1997
                                                                      ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss)                                                   $  (511,104)   $  (377,925)
  Adjustments to reconcile net income (loss)
   to net cash provided  (used) by operating activities:
    Common stock issued for services and interest                          52,982        216,301
    Depreciation and amortization                                          67,018         39,215
    Bad debt expense                                                       17,370         39,523
    Capital contributed for services rendered                              70,500         -
   Change in Assets and Liabilities:
    (Increase) decrease in accounts receivable                            (56,192)      (327,997)
    (Increase) decrease in deferred charges                               (44,486)        -
    (Increase) decrease in deposits                                        (6,683)        (6,124)
    (Increase) decrease in inventory                                      (77,128)       (44,351)
   (Increase) in restricted cash                                          (71,579)        -
    Increase (decrease) in cash overdraft                                   9,462        (15,018)
    Increase (decrease) in accounts payable                               (21,308)         6,741
    Increase (decrease) in accrued expenses                               155,661          5,180
                                                                      ------------   ------------

       Net Cash Provided (Used) by Operating Activities                  (415,427)      (464,455)
                                                                      ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                                                (15,866)       (57,375)
                                                                      ------------   ------------

       Net Cash (Used) by Investing Activities                            (15,866)       (57,375)
                                                                      ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Payment of  stock offering costs                                         -             (14,000)
  Proceeds from sale of common stock                                       48,500        178,500
  Proceeds from notes payable - related                                   129,000        129,700
  Payments on notes payable - related                                     (85,300)       (41,322)
  Proceeds from notes payable                                             382,590        114,413
  Proceeds from lines of credit                                            -             296,404
  Payment on lines of credit                                              (79,517)        -
  Payment on notes payable                                                (47,891)       (57,954)
                                                                      ------------   ------------

       Net Cash Provided by Financing Activities                      $   347,382    $   605,741
                                                                      ------------   ------------

     The accompanying notes are an integral part of these consolidated financial statements.

                      AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Continued)


                                                      For the Years Ended
                                                           December 31,
                                                  ---------------------------
                                                      1998           1997
                                                  ------------   ------------

NET INCREASE (DECREASE) IN CASH                   $   (83,911)   $    83,911

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR         83,911         -
                                                  ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR          $    -         $    83,911
                                                  ============   ============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR

  Interest                                        $   208,490    $   114,424
  Income taxes                                    $    -         $    -

NON-CASH FINANCING ACTIVITIES

Stock issued for conversion of note payable       $    -         $     2,700
Note payable issued for purchase of Formulation
238                                               $    45,000    $    -
Common stock issued for services and interest     $    52,982    $   216,301


     The accompanying notes are an integral part of these consolidated financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a. Organization

          American Fire Retardant Corporation, a Nevada corporation, ("American Fire" or the "Company") is a fire protection company that specializes in fire prevention and fire containment. The Company is in the business of developing, manufacturing and marketing a unique line of interior and exterior fire retardant chemicals and provides fire resistive finishing services through the Company's "Textile Processing Center" for commercial users. The Company also specializes in designing new technology for future fire resistive applications that are being mandated by local, state and governmental agencies. As specialists in fire safe systems, the Company is active in the construction industry as sub-contractors for fire stop and fire film installations.

          The Company originally commenced operations as American Fire Retardant Corporation, a corporation organized under the laws of the State of Florida ("AFRC Florida") on November 20, 1992.

          On June 1, 1993, the Board of Directors of AFRC Florida unanimously agreed to incorporate in the State of Louisiana, as a separate and distinct entity having the same shareholders of AFRC Florida.

          On June 29, 1993, American Fire Retardant Corporation, a Louisiana Corporation ("AFRC Louisiana") was formed. AFRC Louisiana was initially authorized to issue a total of 1,000 shares of common stock, without par value.

          On March 4, 1994, AFRC Florida qualified to do business in the State of California under the name American Fire Retardant Corporation.

          On June 15, 1995, by unanimous consent of the shareholders of both AFRC Florida an AFRC Louisiana, it was adopted that a new corporation be formed in the State of Wyoming under the name American Fire Retardant Corporation ("AFRC Wyoming"). The new Wyoming corporation, AFRC Wyoming would acquire all the issued and outstanding shares from the shareholders of AFRC Florida and AFRC Louisiana, in exchange for newly issued shares of AFRC Wyoming, whereby AFRC Florida and AFRC Louisiana would be wholly-owned subsidiaries of AFRC Wyoming.

          On July 24, 1995, AFRC Wyoming applied for and received approval from the State of Wyoming to be domesticated in Wyoming without any break in the corporate existence.

          The Board of Directors of AFRC Wyoming unanimously resolved on December 30, 1996 pursuant to Section 17-6-1002 of the Wyoming Business Corporation Act, to amend the Articles of Incorporation to increase its authorized capital from 1,000 shares of common stock to an unlimited number of shares of common stock, without par value.

          Accordingly, in January 1998, AFRC Wyoming formed AFRC Nevada (i.e. the present Company). AFRC Nevada is authorized to issue a total of 25,000,000 shares of common stock, $0.001 par value.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          a. Organization (Continued)

          The Board of Directors of AFRC Wyoming unanimously resolved on September 3, 1998 to effect a one-for-twelve (1-for-12) reverse stock split of all issued and outstanding shares of the common stock of the Company as of September 1, 1998. At a special meeting of the shareholders of the Company held on September 29, 1998, the shareholders approved the reverse stock split.

          On March 17, 1999, at a special meeting of the shareholders of the Company, the shareholders authorized the restructuring of the Company to simplify its corporate structure by:

          1) Merging its wholly-owned subsidiary, AFRC Louisiana into AFRC Wyoming, whereupon the separate corporate existence of AFRC Louisiana would cease;

          2) Merging its wholly-owned subsidiary, AFRC Florida into AFRC Wyoming, whereupon the separate corporate existence of AFRC Florida would cease;

          The shareholders further authorized the Company to change its domicile to the State of Nevada through the merger of the Company (i.e., AFRC Wyoming) with and into AFRC Nevada, with no change in the nature of the business or management of the Company and no dilution to the shareholders or change in the shareholdings of the Company.

          The Merger of AFRC Louisiana, with and into its parent AFRC Wyoming was completed on March 25, 1999.

          The Merger of AFRC Florida, with and into its parent AFRC Wyoming was completed on March 25, 1999.

          ON March 31, 1999, as the final step of the restructuring of the Company, the merger of AFRC Wyoming, the parent with and into AFRC Nevada, for the sole purpose of changing the domicile of the Company from that of Wyoming to that of Nevada was completed.

          b. Accounting Method

          The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

          c. Cash and Cash Equivalents

          Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          d. Accounts Receivable

          Accounts receivable are shown net of an allowance for doubtful accounts of $13,952 at December 31, 1998.

          e. Basic Loss Per Share

          The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during each period presented.

          f. Principles of Consolidation

          The consolidated financial statements include those of American Fire Retardant Corporation and its wholly-owned subsidiary, American Fire Retardant Corporation (California). All significant intercompany transactions and accounts have been eliminated in the consolidation.

          g. Property and Equipment

          Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Leasehold improvements are being amortized over their estimated useful lives. Depreciation is computed using the straight-line and accelerated methods as follows:

                   Machinery and equipment                            4-5 years
                   Vehicles                                             5 years
                   Building                                          39.5 years
                   Furniture and fixtures                               5 years
                   Leasehold improvements                               7 years

          Depreciation expense for the years ended December 31, 1998 and 1997 was $33,433 and $32,389.

          h. Revenue Recognition

          Revenue is recognized upon completion of fire retardant and prevention projects and upon delivery of fire prevention materials.

          i. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          j. Concentrations of Risk

          Cash
          ----

          At times, the Company has demand deposits in excess of amounts protected by FDIC insurance.

          Accounts Receivable
          -------------------

          Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risk in the normal course of its business.

          Sales
          -----

          The Company had one customer in 1998 who accounted for 12% of the net sales.

          k. Provision for Income Taxes

          No provision for income taxes has been accrued because the Company has net operating loss carryovers. The net operating loss carryforwards of approximately $1,139,000 at December 31, 1998, expire in 2013. No tax benefit has been reported in the consolidated financial statements because the Company is uncertain if the carryforwards will expire unused. Accordingly, the potential tax benefits are offset by a valuation account of the same amount.

          l. Inventory

          Inventories are stated at the lower of cost or market value using the first-in, first-out method of valuation.

          m. Advertising

          The Company expenses advertising costs as they are incurred.

          n. Intangible Assets

          Formulation 238
          ---------------

          In November 1998, the Company acquired Formulation 238 for $45,000. The Company paid $25,000 prior to year end and owed $20,000, which is recorded as a note payable. The cost of $45,000 is being amortized over a five year life and is shown net of accumulated amortization of $1,500 at December 31, 1998 in the intangible assets.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          n. Intangible Assets (Continued)

          Fabric Protection
          -----------------

          In 1995, the Company purchased customer lists for $40,000. The amount is being amortized over a 5 year period and is shown net of $24,000 of accumulated amortization at December 31, 1998 as part of the intangible assets.

          Thorosheen
          ----------

          In July 1997, the Company purchased various customer lists and technologies for $40,000. The amount is being amortized over a 2 year period and is shown net of $27,000 of accumulated amortization.

          Amortization expense for the three acquisitions for the years ended December 31, 1998 and 1997 was $33,585 and $6,826, respectively.

          o. Change in Accounting Principle

          The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a differend method of calculating earnings per share than was previously used in accordance with APB Opinion No. 15, "Earning Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. In fiscal 1998, the Company adopted SFAS No. 128, which did not have a material impact on the Company's financial statements. The implementation of SFAS No. 129 did not have a material effect on the Company's financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          o. Change in Accounting Principle (Continued)

          The Financial Accounting Standards Board has also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It is impractical for the Company to allocate the revenue presented.

          SFAS No. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Results of operations and financial position were unaffected by implementation of these standards.

          In February 1998, the Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits" which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Adoption of this statement had no material impact on the Company's financial statements.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          o. Change in Accounting Principle (Continued)

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS No. 133 has been amended by SFAS No. 137 to push back the effective date to fiscal years beginning after June 15, 2000. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

          p. Reverse Stock Split

          In September 1998, the Board of Directors authorized a 1-for-12 reverse stock split. All references to common stock have been retroactively restated.

NOTE 2 - GOING CONCERN

          These consolidated financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has an accumulated deficit which raises substantial doubt about its ability to continue as a going concern.

          Management is presently pursuing plans to increase sales volume, reduce administrative costs, and improve cash flows as well as obtain additional financing through stock offerings. The ability of the Company to achieve its operating goals and to obtain such additional finances, however, is uncertain.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 3 - PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following at December 31, 1998:

                                                                   December 31,
                                                                       1998
                                                                   ------------

          Machinery and equipment                                  $    112,924
          Vehicles                                                       84,427
          Building                                                       90,733
          Land                                                           10,000
          Furniture and fixtures                                         20,038
          Leasehold improvements                                          5,324
                                                                   ------------
                                                                        323,446
          Less accumulated depreciation                                (126,843)
                                                                   ------------

                                                                   $    196,603
                                                                   ============

          The Company signed an oil, gas and mineral lease on October 31, 1997 with a Texas corporation on the land in Broussard, Louisiana. The lease is for the initial term of 3 years with minimum annual rents of $200 per year. The Company has not received any royalty revenue in the years ended December 31, 1998 or 1997.

NOTE 4 - LINE OF CREDIT

          The Company has entered into a purchase and security agreement with Private Capital, Inc. (Private Capital) wherein the Company may take advances against its accounts receivables. The balance due Private Capital at December 31, 1998 was $418,869. The Company is required to maintain a reserve account balance of 22% of the total advances. Because of a timing issue at December 31, 1998, the Company only had a reserve of 17%. The reserve account balance at December 31, 1998 was $71,519. Private Capital charges the Company an 8% discount on all receivables purchased

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 5 - NOTES PAYABLE

          Notes payable at December 31, 1998 consisted of the following:

                                                                                     December 31,
                                                                                         1998
                                                                                     ------------

          Note payable to a bank secured by property and equipment,
          interest at 8.5% on the outstanding balance, principal and
          interest payments of $925, due monthly, maturing January 2002.             $    64,837

          Note payable to a bank, secured by property accruing
          interest at 7.75%, principal and  interest payments of
          $867 due monthly, maturing September 2001.                                      26,364

          Note payable to a bank, secured by equipment accruing
          interest at 12.5%, monthly principal and interest payments of $503
          due December 1997.                                                              12,005

          Notes payable to a bank, secured by vehicles, accruing interest at
          8.9%, principal and interest payments of $866,
          maturing October 2001.                                                          26,552

          Note payable to St. Martin Bank bearing interest at 11.75%,
          secured by building and due on February 2, 1999.                               155,604

          Judgment payable, unsecured, requiring monthly payments
          of $1,800 bearing simple interest of 8% due October 1999.                       15,003

          Note  payable to an  individual  for the  purchase  of  technology requiring 4 monthly payments of $5,000, through April 1999,
          unsecured, non-interest bearing.                                                20,000
                                                                                     ------------

            Total notes payable                                                          320,365

            Less: current portion                                                       (225,697)
                                                                                     ------------
            Long-term notes payable                                                  $    94,668
                                                                                     ============
            Maturities of long-term debt are as follows:

            Year ending December 31:

                 1999                                                                $   225,697
                 2000                                                                     25,201
                 2001                                                                     23,686
                 2002                                                                      7,868
                 2003                                                                      8,930
                 Thereafter                                                               28,983
                                                                                     ------------

                 Total                                                               $   320,365
                                                                                     ============

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998


NOTE 6- SHAREHOLDER LOANS


                                                                                     December 31,
                                                                                         1998
                                                                                     ------------

          Note payable to shareholder, non-interest bearing, unsecured, due
          on demand.                                                                 $     2,000

          Note payable to shareholder dated November 3, 1996 and February 3,
          1997, non-interest bearing, unsecured,
          due on demand.                                                                  38,000

          Note  payable to  shareholder  dated  October  28,  1998,  bearing interest at 6.00%, guaranteed by the president of the Company,
          due on demand.                                                                  75,700

          Note payable to shareholder dated October 3, 1997, bearing interest at 10.50%. Secured by Company stock and due
          August 1999.  The Company may be granted additional
          extensions if payments are made timely.                                        100,000
                                                                                     ------------

                                                                                     $   215,700
                                                                                     ============

          All  amounts  are  due  on  demand  and  are   classified  as  current
          liabilities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

          Leases
          ------

          The Company leases office space under a non-cancelable operating lease. The lease calls for monthly payments of $4,155 and expires May 31, 2002. The Company has leased an apartment in Louisiana which calls for monthly payments of $925 per month and expires on April 30, 1999. Future minimum lease payments are as follows:

                                                        Amount
                                                      ----------

                    1999                              $   53,560
                    2000                                  49,860
                    2001                                  49,860
                    2002                                  24,930
                                                      ----------

                      Total                           $  178,210
                                                      ==========


          Rent expense for the years ended December 31, 1998 and 1997 was $63,244 and $70,346.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

          Employment Contract
          -------------------

          The Company has an employment contract with a key employee. Under the terms of this contract, the Company is committed to paying this individual $3,500 in salary per month through November 1, 2003. Salary expense under this contract for the years ended December 31, 1998 and 1997 was $38,500 and $-0-, respectively.

          Vehicle Leases
          --------------

          The Company has leased two vehicles which call for combined monthly payments of $1,050 per month. The leases expire in 1998 and 2000. Future minimum lease payments are as follows:

                1999                               $     25,661
                2000                                      1,900
                                                   ------------

                 Total                             $     27,561
                                                   ============

          Litigation
          ----------

          The Company has had a judgment for $51,550 levied against it for non-payment for the Thorosheen purchase (Note 1). The balance owed at December 31, 1998 was $15,003. This balance requires monthly payments of $1,800 until paid in full (see also Note 5).

          Royalty Agreement
          -----------------

          The Company has committed to paying an individual $0.75 per gallon in royalties on the sale of Fyberix 2000V. The royalties are payable monthly. Royalty expense for the years ended December 31, 1998 and 1997 was $-0- and $-0-, respectively., as there have been no sales of Fyberix 2000V.

NOTE 8 - STOCK ISSUANCES

          On January 22, 1997, the Company issued 1,667 shares of common stock valued at $1.62 per share for the conversion of a note payable.

          On April 1, 1997, the Company issued 3,333 shares of common stock valued at $0.84 per share for consulting services rendered in 1997.

          On October 16, 1997, the Company issued 756,350 shares of common stock valued at $0.00 as additional founders shares.

          On October 20, 1997, the Company issued 250,000 shares of common stock at $0.12 per share for cash.

          On October 16, 1997, the Company issued 25,833 shares of common stock valued at $4.20 per share for various services such as building maintenance and repair, legal and other consulting services rendered in 1997.

                       AMERICAN FIRE RETARDANT CORPORATION
                                 AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                December 31, 1998

NOTE 8 - STOCK ISSUANCES (Continued)

          On October, 16, 1997, the Company issued 25,000 shares of common stock valued at $4.20 per share for interest expense incurred in 1997.

          In October and November 1997, the Company issued 42,500 shares of common stock at $4.20 per share for cash.

          In January, March and May 1998, the Company issued 4,405 shares of common stock at $4.20 per share for cash.

          On December 20, 1998, the Company issued 209,090 shares of common stock valued at $0.175 per share for consulting services.

          On December 20, 1998, the Company issued 46,833 shares of common stock valued at $0.35 per share for interest expense.

NOTE 9 - ACCRUED EXPENSES

          Accrued expenses consisted of the following at December 31, 1998:

                  Payroll taxes - federal and state               $  196,771
                  Accrued interest                                    10,500
                  Sales tax payable                                   14,350
                  Payroll liability                                    7,700
                                                                  ----------

                                                                  $  229,321
                                                                  ==========

          The Company is delinquent in paying back payroll taxes. Interest and penalties have been accrued on the payroll taxes and are included of the $196,771. The Company has been current in their payments from June 1998 to date and is making additional monthly payments on the back taxes due.

NOTE 10 - CORRECTION OF AN ERROR

          The Company issued 756,350 additional founders shares on October 16, 1997 which should have been issued in 1995. The issuance of the founders shares had no impact on the net loss for the year ended December 31, 1997 because they were issued at a predecessor cost of $-0-.

NOTE 11 - SUBSEQUENT EVENT

          Change in Domicile
          ------------------

          On March 17, 1999, the Company and Subsidiary merged into American Fire Retardant Corporation, a Nevada corporation for the purpose of changing its domicile to Nevada.

                                    PART III.
                                    --------

ITEM 1.  Index to Exhibits
--------------------------

     The following Exhibits are filed as a part of this Registration Statement:

     Exhibit
     Number      Description*
     -------     -----------

     2.1(a)(+) Certificate of Merger from the State of Wyoming regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(b)(+) Certificate  of  Merger  from the State of  Louisiana  regarding
               Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(c)(+) Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.1(d)(+) Acquisition Agreement and Plan of Merger regarding Merger of AFRC
          Louisiana with and into AFRC Wyoming.

     2.2(a)(+) Certificate of Merger from the State of Florida regarding Merger of AFRC Florida with and into AFRC Wyoming.

     2.2(b)(+) Certificate of Merger from the State of Wyoming regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(c)(+) Florida Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(d)(+) Wyoming Articles of Merger regarding Merger of AFRC Louisiana with and into AFRC Wyoming.

     2.2(e)(+) Acquisition Agreement and Plan of Merger regarding Merger of AFRC
          Florida with and into AFRC Wyoming.

     2.3(a)(+)  Articles of Merger  regarding  Merger  regarding  Merger of AFRC
          Wyoming with and into AFRC Nevada (the "Company") to change the Domicile of the Company.

     2.3(b)(+) Acquisition Agreement and Plan of Merger regarding Merger of AFRC
          Wyoming with and into AFRC Nevada (the "Company") to change the Domicile of the Company.

     3.1(+) Articles of  Incorporation of American Fire Retardant Corp. filed on
          January 20, 1998.

     3.2(+) Restated By-laws of American Fire Retardant Corp.

     3.3(+)  Qualification  of  American  Fire  Retardant  Corp.,  as a  Foreign
          Corporation in the State of Florida.

     3.4(+)  Qualification  of  American  Fire  Retardant  Corp.,  as a  Foreign
          Corporation in the State of Louisiana.

     3.5(+) Statement and  Designation  of American Fire Retardant  Corp.,  as a
          Foreign Corporation in California.

     3.6(+)  Qualification  of  American  Fire  Retardant  Corp.,  as a  Foreign
          Corporation in the State of Colorado.

     3.7(+)  Qualification  of  American  Fire  Retardant  Corp.,  as a  Foreign
          Corporation in the State of Mississippi.

     10.1(a)(+) Letter of Intent  Between  American Fire  Retardant  Corp.,  and
          Fabritek Industries, LLC.

     10.1(b)(+)  Amendment to Letter of Intent  Between  American Fire Retardant
          Corp., and Fabritek Industries, LLC.

     10.2(+) Royalty Agreement between American Fire Retardant Corp., and Norman
          O. Houser.

     10.3(+) Sale,  Assignment and Assumption  Agreement  between  American Fire
          Retardant Corp. and Patrick L. Brinkman with regard to the purchase of manufacturing rights to De-Fyre X-238.

     10.4(a)(+)  Merchant  Service  Agreement  between  American Fire  Retardant
          Corp., and St. Martin Bank.

     10.4(b)(+) St. Martin Bank $100,090 Promissory Note Dated March 11, 1997.

     10.4(c)(+) Edward E.  Friloux  Commercial  Guaranty to St.  Martin Bank re:
          $100,090 Promissory Note.

     10.4(d)(+)  Stephen F. Owens  Commercial  Guaranty  to St.  Martin Bank re:
          $100,090 Promissory Note.

     10.4(e)(+)  Angela M. Raidl  Commercial  Guaranty  to St.  Martin  Bank re:
          $100,090 Promissory Note.

     10.4(f)(+) St. Martin Bank $250,000 Promissory Note Dated May 21, 1998.

     10.4(g)(+) St. Martin Bank Business Loan Agreement Dated August 18, 1998.

     10.4(h)(+) St.  Martin Bank  $172,725.73  Promissory  Note Dated August 18,
          1998.

     10.4(i)(+) Edward E.  Friloux  Commercial  Guaranty to St.  Martin Bank re:
          $172,725.73 Promissory Note.

     10.4(j)(+)  Stephen F. Owens  Commercial  Guaranty  to St.  Martin Bank re:
          $172,725.73 Promissory Note.

     10.4(k)(+)  Angela M. Raidl  Commercial  Guaranty  to St.  Martin  Bank re:
          $172,725.73 Promissory Note.

     10.4(l)(+) St. Martin Bank  Commercial  Pledge  Agreement  re:  $172,725.72
          Promissory Note.

     10.4(m)(+)  St.  Martin  Bank  Pledge  of  Collateral   Mortgage  Note  re:
          $172,725.72 Promissory Note.

     10.4(n)(+) St. Martin Bank Agreement to Provide  Insurance re:  $172,725.72
          Promissory Note.

     10.4(o)(+) St. Martin Bank - Collateral Mortgage re: $172,725.72 Promissory
          Note.

     10.4(p)(+) St. Martin Bank - $54,059.29  Promissory  Note Dated February 4,
          1999.

     10.5(a)(+) Private  Capital,  Inc. - Purchase and Security  Agreement Dated
          April 17, 1997.

     10.5(b)(+) Private Capital,  Inc. - Angela M. Raidl  Continuing  Guaranty &
          Waiver.

     10.5(c)(+) Private  Capital,  Inc. - Stephen F. Owens and Edward E. Friloux
          Continuing Guaranty & Waiver.

     10.6(a)(+) Bank of Erath $15,030 Promissory Note Dated June 16, 1997.

     10.6(b)(+) Bank of Erath Loan Extension Agreement Dated October 20, 1998.

     10.7(+) American Fire  Retardant  Corp. - El Cajon,  California  Industrial
          Lease

     10.8(a)(+) Whitney Bank - $74,400 Secured Promissory Note Dated

     10.8(b)(+)  Whitney  Bank - Collateral  Mortgage,  Security  Agreement  and
          Assignment of Leases and Rents

     10.9(+)  American  Fire  Retardant  Corp.  - Standard  Lease for  Louisiana
          Corporate Apartment

     10.10(+) Oil, Gas & Mineral Lease with Penwell Energy Inc.

     10.11(a)(+) Whitney National Bank - $42,888.46 Promissory Note

     10.11(b)(+) Whitney National Bank - Security Agreement


     10.12(+) Presidio Capital Consulting Agreement

     10.13(+) Warren Guidry Letter Promissory Note

     10.14(a)(+) Agreement with Richard Rosenberg

     10.14(b)(+) Amendment to Agreement with Richard Rosenberg

     10.14(c)(+) Richard Rosenberg - $43,134.39 Promissory Note

     10.15(++)  Investment  Banking  and  Consulting   Agreement  with  Capstone
          Partners LLC.

     10.16(++)  March 7, 1999 $100,000 Promissory Note.

     10.17(+) August 25, 1999 Equipment Lease with Preferred Capital Corporation

     10.18(+) December 7, 1999 $100,000  Promissory  Note with Private  Capital,
          Inc.

     99.1 (++) Consumer Product Safety Commission's Notice of Public Hearing and Request for Comments with regard to the proposed rule pertaining to Flame Retardant Chemicals that may be suitable for use in upholstered furniture.

     99.2 (++) A copy of the Article "1998 Fire Loss in the United States" from the NFPA Journal, September/October 1999.

     99.3 (++) See National Fire Data Center Statistics as posted on the NFDC website at "www.usfa.fema.goc/nfdc/statistics.htm"

     21   Subsidiaries of the Registrant

     27   Financial Data Schedule

     * Summaries of all exhibits contained within this registration statement are modified in their entirety by reference to these exhibits.

     (+) Previously filed.

     (++) Attached hereto.

                                    SIGNATURE
                                    ---------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            AMERICAN FIRE RETARDANT CORP.
                                            A Nevada Corporation


Date: June 27, 2000                         /S/ Stephen F. Owens
                                            ----------------------------
                                            By:  Stephen F. Owens
                                            Its: President and Director


Date: June 27, 2000                         /S/ Angela M. Raidl
                                            ----------------------------
                                            By:  Angela M. Raidl
                                            Its: Vice President, Chief Financial
                                                 Officer, Secretary and Director